Exhibit 99.1
MAY 17, 2006
FIRST QUARTER OF 2006 OPERATING AND FINANCIAL REVIEW AND PROSPECTS
& CONSOLIDATED FINANCIAL STATEMENTS FOR THE FIRST QUARTER ENDED MARCH 31, 2006
(IFRS)

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Disclaimer: this English language translation of the first quarter of 2006 operating and financial review and prospects and of the consolidated financial statements as at March 31, 2006 prepared under IFRS has been provided solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. Vivendi, its representatives and employees decline all responsibility in this regard.

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A — OPERATING AND FINANCIAL REVIEW AND PROSPECTS FOR THE FIRST QUARTER OF 2006	5

1 MAIN DEVELOPMENTS OCCURRING IN 2006	6

1.1 Main developments occurring in the first quarter of 2006	6
1.2 Main developments occurring since March 31, 2006	6

2 FIRST QUARTER OF 2006 AND 2005 STATEMENT OF EARNINGS	7

2.1 Consolidated statement of earnings	7
2.2 Vivendi’s Outlook for 2006	9
2.3 Vivendi’s Outlook 2006- 2011	9

3 REVENUES AND EARNINGS FROM OPERATIONS FOR THE FIRST QUARTERS OF 2006 AND 2005	10

3.1 Revenues and earnings from operations as published for the first quarters of 2006 and 2005	10
3.2 Revenues and earnings from operations on a comparable basis by business segment for the first quarters of 2006 and 2005	11
3.3 Comments on revenues and earnings from operations for controlled business segments	11

4 CAPITAL RESOURCES FOR THE FIRST QUARTERS OF 2006 AND 2005	15

4.1 Cash flows provided by operating activities	17
4.2 Cash flows used for investing activities	19
4.3 Cash flows used for financing activities	20

5 FORWARD LOOKING STATEMENTS	22

B — APPENDIX TO OPERATING AND FINANCIAL REVIEW AND PROSPECTS	23

1 RECONCILIATION OF REVENUES AND EARNINGS FROM OPERATIONS AS PUBLISHED TO REVENUES AND EARNINGS FROM OPERATIONS ON A COMPARABLE BASIS FOR THE FIRST QUARTER OF 2005	23

2 RECONCILIATION OF NET CASH PROVIDED BY OPERATING ACTIVITIES TO CASH FLOW FROM OPERATIONS FOR THE FIRST QUARTERS OF 2006 AND 2005	24

3 IFRS CHANGES FOR THE FIRST QUARTER OF 2005	24

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C — UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE FIRST QUARTER ENDED MARCH 31, 2006	27

CONSOLIDATED STATEMENT OF EARNINGS FOR THE FIRST QUARTERS ENDED MARCH 31, 2006 AND 2005 (UNAUDITED) AND THE YEAR ENDED DECEMBER 31, 2005	27

CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS AT MARCH 31, 2006 (UNAUDITED) AND DECEMBER 31, 2005	28

CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE FIRST QUARTERS ENDED MARCH 31, 2006 AND 2005 (UNAUDITED) AND THE YEAR ENDED DECEMBER 31, 2005	29

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE FIRST QUARTERS ENDED MARCH 31, 2006 AND 2005 (UNAUDITED)	30

NOTE 1. ACCOUNTING POLICIES AND VALUATION METHODS	32

NOTE 2. CHANGES IN THE SCOPE OF CONSOLIDATION FOR THE FIRST QUARTER ENDED MARCH 31, 2006	32

NOTE 3. SEGMENT DATA FOR THE FIRST QUARTERS ENDED MARCH 31, 2006 AND 2005	33

3.1. Business segment data	33
3.2. Geographic data	36

NOTE 4. INTEREST AND OTHER FINANCIAL CHARGES AND INCOME FOR THE FIRST QUARTERS ENDED MARCH 31, 2006 AND 2005 AND THE YEAR ENDED DECEMBER 31, 2005	36

NOTE 5. INCOME TAXES FOR THE FIRST QUARTERS ENDED MARCH 31, 2006 AND 2005 AND THE YEAR ENDED DECEMBER 31, 2005	36

NOTE 6. DISCONTINUED OPERATIONS FOR THE FIRST QUARTER ENDED MARCH 31, 2005 AND THE YEAR ENDED DECEMBER 31, 2005	37

NOTE 7. EARNINGS PER SHARE FOR THE FIRST QUARTERS ENDED MARCH 31, 2006 AND 2005 AND THE YEAR ENDED DECEMBER 31, 2005	38

NOTE 8. GOODWILL AS AT MARCH 31, 2006 AND DECEMBER 31, 2005	39

8.1. Goodwill as at March 31, 2006 and December 31, 2005	39
8.2. Changes in goodwill for the first quarter of 2006	39

NOTE 9. CONTENT ASSETS AND LIABILITIES AS AT MARCH 31, 2006 AND DECEMBER 31, 2005	39

9.1. Content assets as at March 31, 2006 and December 31, 2005	39
9.2. Content liabilities as at March 31, 2006 and December 31, 2005	41

NOTE 10. PROPERTY, PLANT, EQUIPMENT AND INTANGIBLE ASSETS OF TELECOM OPERATIONS	42

NOTE 11. INVESTMENTS IN EQUITY AFFILIATES AS AT MARCH 31, 2006 AND DECEMBER 31, 2005	42

11.1. Equity affiliates as at March 31, 2006 and December 31, 2005	42
11.2. Changes in value of equity affiliates during the first quarter ended March 31, 2006	42

NOTE 12. FINANCIAL ASSETS AS AT MARCH 31, 2006 AND DECEMBER 31, 2005	43

NOTE 13. CHANGES IN NET WORKING CAPITAL DURING THE FIRST QUARTER OF 2006	43

NOTE 14. ANALYSIS OF LONG-TERM BORROWINGS AND OTHER FINANCIAL LIABILITIES AS AT MARCH 31, 2006 AND DECEMBER 31, 2005	44

NOTE 15. ANALYSIS OF SHORT-TERM BORROWINGS AND OTHER FINANCIAL LIABILITIES AS AT MARCH 31, 2006 AND DECEMBER 31, 2005	44

NOTE 16. ADJUSTMENTS OF THE CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE FIRST QUARTERS ENDED MARCH 31, 2006 AND 2005 AND THE YEAR ENDED DECEMBER 31, 2005	46

NOTE 17. CONTRACTUAL OBLIGATIONS AND CONTINGENT ASSETS AND LIABILITIES	46

17.1. Commitments related to the divestiture or acquisition of assets	47
17.2. Specific commitments relating to operations	48

NOTE 18. LITIGATIONS	48

NOTE 19. SUBSEQUENT EVENTS	53

19.1. Resolutions adopted during the General Shareholders’ Meeting of April 20, 2006	53
19.2. Amendment of the deposit agreement for American Depository Receipts (ADRs) to delist from the New York Stock Exchange (NYSE)	53
19.3.Canal+ Group’s draft agreement for the divestiture of soccer club Paris Saint-Germain	53
19.4.Increase of SFR’s stake in Neuf Telecom	53
19.5. Rejection of Shareholder’s Dismantling Approach	53
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Unaudited Consolidated Financial Statements for the first quarter of 2006

A — Operating and financial review and prospects for the first quarter of 2006
Preliminary notes:
At the Annual Shareholders’ Meeting held on April 20, 2006, the shareholders of Vivendi Universal approved the Company’s name change, to “Vivendi”.
The first quarter of 2006 Operating and financial review and prospects section should be read in conjunction with the Management Board’s operating and financial review and prospects section of Vivendi for the year ended December 31, 2005, as published in the 2005 “Document de Référence” (annual report) that was registered under number D.06-178 with the “Autorité des marchés financiers” (AMF) on March 28, 2006.
Vivendi considers the following non-GAAP measures to be important indicators of Vivendi’s operating or financial performance:
•	Revenues and earnings from operations on a comparable basis,

•	Adjusted net income (loss), attributable to equity holders of the parent,

•	Financial net debt,

•	Cash flow from operations.
These measures are each defined in the appropriate section of this document or in the appendix of this document. They should be considered in addition to, not as a substitute for, other measures reported in accordance with GAAP as presented in the Consolidated Financial Statements and their supplemental information, or cited in the financial report itself. Moreover it should be emphasized that these indicators as determined by Vivendi may be defined and calculated differently by other companies, thereby affecting comparability.

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1 Main developments occurring in 2006
1.1 Main developments occurring in the first quarter of 2006
For a description of the main developments that occurred before February 21, 2006, date of the Management’s Board meeting which approved the consolidated financial statements for the year ended December 31, 2005, please refer to section 1.1 “2005 developments” of the Management’s board operating and financial review and prospects – Chapter 4 of the annual report filed with the “Autorité des marchés financiers” (AMF) on March 28, 2006 under the number D 06-178 (page 120 and following).
1.1.1 SUBMISSION OF A BID FOR TUNISIA TELECOM
Vivendi bided for a 35% equity stake in Tunisia Telecom, being sold by the Tunisian Government. However, Vivendi was not retained by the Tunisian Government.
1.1.2 ELEKTRIM TELEKOMUNIKACJA SITUATION
Due to the legal disputes opposing Elektrim Telekomunikacja (Telco), Vivendi, Deutsche Telekom and Elektrim SA, the uncertainty surrounding the ownership of Telco’s stake in PTC makes impossible the exercise of the joint control on PTC, as provided in the bylaws of the company. This situation demands that Vivendi does not consolidate its stake in PTC. Please refer to Note 18 to the Consolidated Financial Statements as at March 31, 2006.
1.2 Main developments occurring since March 31, 2006

1.2.1	AMENDMENT OF THE DEPOSIT AGREEMENT FOR AMERICAN DEPOSITORY RECEIPTS (ADRs) TO DELIST FROM THE NEW YORK STOCK EXCHANGE (NYSE)
Vivendi has received irrevocable consents from owners of the company’s ADRs, to amend its ADR deposit agreement, allowing the company to move to terminate the deposit agreement and delist its American Depository Shares (ADSs) from the NYSE. Owners of ADRs who gave their approval by April 14, 2006 received the consent payment of U.S. $0.10 per ADS.

1.2.2	CANAL+ GROUP’S DRAFT AGREEMENT FOR THE DIVESTITURE OF SOCCER CLUB PARIS SAINT-GERMAIN
In April 2006, Canal+ Group announced a draft agreement for the divestiture of soccer club Paris Saint-Germain to Colony Capital, Butler Capital Partners and Morgan Stanley. This agreement is subject to the consultation with labor relations committees of the involved companies.
1.2.3 INCREASE OF SFR’S STAKE IN NEUF TELECOM
In May 2006, after using its pre-emption right, SFR increased its stake in Neuf Telecom from 28.2% to 34.9% through the acquisition of part of the stake held by Telecom Italia and the one held by a financial investor.

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1.2.4 REJECTION OF SHAREHOLDER’S DISMANTLING APPROACH
In May, 2006, Vivendi’s Supervisory Board and Management Board studied the cooperation request presented by a shareholder, Sebastian Holdings, aiming to dismantle the group. Unanimously, the Supervisory Board and the Management Board rejected this alternative. It is based on economic and legal hypotheses that are unrealistic.
The Supervisory Board and Management Board have decided to further pursue the group’s strategy, one which is the best positioned to create value for Vivendi’s shareholders.
2 First quarter of 2006 and 2005 statement of earnings
2.1 Consolidated statement of earnings

CONSOLIDATED STATEMENT OF EARNINGS			ADJUSTED STATEM ENT OF EARNINGS
	1st Quarter Ended March 31,		1st Quarter Ended March 31,
(In millions of euros, except per share amounts)	2006	2005	2006	2005
Revenues	€4,766	€4,509	€4,766	€4,509	Revenues
Cost of revenues	(2,440)	(2,307)	(2,440)	(2,307)	Cost of revenues

Margin from operations	2,326	2,202	2,326	2,202	Margin from operations
Margin from operations rate (%)	49%	49%	49%	49%	Margin from operations rate (%)
Selling, general and administrative expenses	(1,338)	(1,295)	(1,338)	(1,295)	Selling, general and administrative expenses
Other operating expenses	2	14	2	14	Other operating expenses

Earnings from operations	990	921	990	921	Earnings from operations
Other income from ordinary activities	12	19	12	19	Other income from ordinary activities
Income from equity affiliates	68	62	68	62	Income from equity affiliates

Earnings before interest, other financial charges and income and provision for income taxes	1,070	1,002	1,070	1,002	Earnings before interest and provision for income taxes
Interest	(49)	(44)	(49)	(44)	Interest
Other financial charges and income	97	(15)

Interest and other financial charges and income	48	(59)	(49)	(44)	Interest and other financial charges and income

Earnings from continuing operations before provision for income taxes	1,118	943	1,021	958	Earnings from continuing operations before provision for income taxes
Provision for income taxes	(141)	(163)	(158)	(160)	Provision for income taxes

Earnings from continuing operations	977	780	863	798	Earnings from continuing operations
Earnings from discontinued operations	—	(29)

Earnings	€977	€751	€863	€798	Adjusted net income

Attributable to :					Attributable to :
Equity holders of the parent	€707	€501	€592	€530	Equity holders of the parent

Minority interests	270	250	271	268	Minority interests

Earnings, attributable to the equity holders of the parent per share — basic (in euros)	€0.61	€0.44	€0.51	€0.46	Adjusted net income, attributable to the equity holders of the parent per share - basic (in euros)
Earnings, attributable to the equity holders of the parent per share — diluted (in euros)	€0.61	€0.43	€0.51	€0.46	Adjusted net income, attributable to the equity holders of the parent per share - diluted (in euros)
Vivendi’s adjusted net income, attributable to equity holders of the parent, amounted to €592 million (adjusted net income per share of €0.51 basic and diluted, respectively) in the first quarter of 2006 compared to €530 million (adjusted net income per share of €0.46 basic and diluted, respectively) in the first quarter of 2005. For a reconciliation of earnings, attributable to equity holders of the parent

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to adjusted net income, attributable to equity holders of the parent, please refer to note 7 to the consolidated financial statements as at March 31, 2006.
The +€62 million improvement (+12%), in adjusted net income, attributable to equity holders of the parent, was achieved through:
•	+€69 million from the growth in earnings from operations of businesses, notably due to an increase in revenues (particularly at UMG, SFR and Maroc Telecom) combined with efficient cost control within the Group (mainly at SFR) and increase in Vivendi Games margins. These positive impacts were particularly offset by the additional costs at Canal+ Group linked to the new broadcasting contract for the French Professional Soccer League 1, which started in summer 2005. In 2006, earnings from operations included approximately €50 million for the successful outcome of the TVT matter at UMG.

•	+€6 million from the increase in income from equity affiliates, due to lower losses at Neuf Cegetel;

•	+€2 million from almost stable provisions for income taxes, growth in taxable earnings at certain businesses (mainly SFR, UMG and Maroc Telecom) being offset by the decline in taxable earnings at Canal+ Group in the first quarter as well as tax savings from the utilization of ordinary losses carried forward, in France and in the United States. Please refer to note 5 to the consolidated financial statements as at March 31, 2006.
Those positive effects were partially offset by the following items:
•	- €7 million from the reduction in other income from ordinary activities;

•	- €5 million from a slight increase in interest, resulting from the increase in the average amount of borrowings;

•	- €3 million from the increase in the share of minority interests in earnings.
In the first quarter of 2006, earnings, attributable to equity holders of the parent amounted to €707 million (earnings per share of €0.61 basic and diluted) compared to €501 million in the first quarter of 2005 (earnings per share of €0.44 basic and €0.43 diluted).
Analysis of the main items of the consolidated statement of earnings, presented above
Consolidated revenues increased to €4,766 million compared to €4,509 million in the first quarter of 2005, representing an increase of €257 million (+5.7%).
On a comparable basis, revenues amounted to €4,766 million compared to €4,474 million, an increase of 6.5% (+4.7% at constant currency). All of the group’s business units contributed to this improvement.
For an analysis of revenues by business segment, please refer to section 3 “Revenues and earnings from operations by business segment for the first quarters of 2006 and 2005”.
Earnings from operations totaled €990 million compared to €921 million in the first quarter of 2005. On a comparable basis, earnings from operations were up €97 million, representing an increase of 10.9% (10.1% at constant currency), to reach €990 million (compared to €893 million in the first quarter of 2005). During this quarter, each business unit has had positive earnings from operations.
For an analysis of earnings from operations by business segment, please refer to section 3 “Revenues and earnings from operations for the first quarters of 2006 and 2005”.
Income from equity affiliates amounted to €68 million compared to €62 million in the first quarter of 2005, representing an increase of €6 million.
For more details, please refer to note 11 to the consolidated financial statements as at March 31, 2006.
Interest amounted to -€49 million compared to -€44 million in the first quarter of 2005, representing a decrease of €5 million. The average amount of borrowings (calculated on a daily basis) increased to €6.5 billion in the first quarter of

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2006, compared to €6.1 billion in the first quarter of 2005. In addition, in the first quarter of 2006, average borrowing costs increased to 4.34%, from 3.57% in the first quarter of 2005.
For more details, please refer to note 4 to the consolidated financial statements as at March 31, 2006.
Other financial charges and income were an income of €97 million compared to a charge of -€15 million in the first quarter of 2005, representing an improvement of €112 million. This significant increase mainly included the financial gain on the sale of Sogecable shares (+€66 million) and the capital gain on the divestiture of the remaining 20% stake in Ypso (+€56 million).
For more details, please refer to note 4 to the consolidated financial statements as at March 31, 2006.
2.2 Vivendi’s Outlook for 2006
In May 2006, 2006 adjusted net income growth guidance was revised upwards to 16%, approximately €2.4 billion
2.3 Vivendi’s Outlook 2006- 2011
Following the presentation of the Group’s strategy during the AGM held on April 20, 2006, the Supervisory Board studied and unanimously approved the outlook for the 2006-2011 period that was outlined by the Management Board. Noteworthy points were as follows:
•	each of the Group’s business units is expected to enjoy robust growth in operations and profits, and each business units will be able to benefit from all the capital expenditure required by its development. Given their good fit, as well as the size and the power of the Group, and because they will benefit from an additional boost from “convergence”, our business units are better positioned than their competitors to take advantage of the ongoing growth in consumption of communication services driven by new technologies,

•	all of the Group’s business units should contribute to this growth, in particular video games and pay-TV in France. They will benefit noticeably from the investments made in the last few years,

•	average growth in the Group’s earnings from operations should range between 8% and 10% per year,

•	adjusted net income is expected to range between €3.5 billion and €4 billion in 2011, including the assumption that all deferred tax assets will have been utilized by that date.

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3 Revenues and earnings from operations for the first quarters of 2006 and 2005

3.1	Revenues and earnings from operations as published for the first quarters of 2006 and 2005

	AS PUBLISHED
	1st Quarter Ended March 31,
(In millions of euros)	2006	2005	% Change

Revenues
Universal Music Group	€1,125	€1,038	8.4%
Vivendi Games	134	113	18.6%
Canal+ Group	899	881	2.0%
SFR	2,135	2,064	3.4%
Maroc Telecom	483	423	14.2%
Non core operations and elimination of intersegment transactions (a)	(10)	(10)	na *
Total Vivendi	€4,766	€4,509	5.7%

Earnings from operations
Universal Music Group	€90	€38	136.8%
Vivendi Games	23	11	109.1%
Canal+ Group	33	131	-74.8%
SFR	666	600	11.0%
Maroc Telecom	207	180	15.0%
Holding & Corporate	(36)	(36)	0.0%
Non core operations (a)	7	(3)	na *
Total Vivendi	€990	€921	7.5%
Earnings from operations/Revenues (%)	20.8%	20.4%	+0.4 point

na*:	not applicable
(a)	Corresponds to Vivendi Telecom International, Vivendi Valorisation and other non core businesses.

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3.2	Revenues and earnings from operations on a comparable basis by business segment for the first quarters of 2006 and 2005
Comparable basis essentially illustrates the effect of the divestitures or abandonment of operations that occurred in 2005 (mainly NC Numéricâble at Canal+ Group and Annuaire Express, SFR phone directory activities) and includes the full consolidation of minority stakes in distribution subsidiaries at SFR as if these transactions had occurred as at January 1, 2005. Comparable basis results are not necessarily indicative of the combined results that would have occurred had the events actually occurred at the beginning of 2005.

	COMPARABLE BASIS
	1st Quarter Ended March 31,
				% Change at
(In millions of euros)	2006	2005	% Variation	constant currency

Revenues
Universal Music Group	€1,125	€1,038	8.4%	2.8%
Vivendi Games	134	113	18.6%	9.7%
Canal+ Group	899	835	7.7%	7.3%
SFR	2,135	2,075	2.9%	2.9%
Maroc Telecom	483	423	14.2%	11.8%
Non core operations and elimination of intersegment transactions	(10)	(10)	na *	na *

Total Vivendi	€4,766	€4,474	6.5%	4.7%

Earnings from operations
Universal Music Group	€90	€38	136.8%	131.7%
Vivendi Games	23	11	109.1%	107.4%
Canal+ Group	33	103	-68.0%	-68.8%
SFR	666	600	11.0%	11.0%
Maroc Telecom	207	180	15.0%	12.6%
Holding & corporate	(36)	(36)	0.0%	5.6%
Non core operations	7	(3)	na *	na *

Total Vivendi	€990	€893	10.9%	10.1%

Earnings from operations/Revenues (%)	20.8%	20.0%	+0.8 point	+1.0 point

na*:	not applicable

3.3	Comments on revenues and earnings from operations for controlled business segments
Universal Music Group (UMG) (100% Vivendi economic interest1):
Revenues
UMG’s revenues of €1,125 million rose 8.4% versus last year reflecting significant growth in the digital sector, strong sales of local repertoire in Japan and higher

[1]	In February 2006, thanks to the acquisition of the 7.659% minority interest of MEI, Vivendi increased its economic interest from 92% to 100%.

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Music Publishing activity in addition to favorable currency movements. Digital sales of €111 million represented 10% of total revenues and were up 146% versus last year with strong growth across all sectors and regions.
At constant currency, revenues grew by 2.8% despite comparison to a very strong quarter in 2005 due to an exceptional release schedule in that period that included major releases from 50 Cent and The Game.
Best sellers in the quarter were new releases from Andrea Bocelli, Jack Johnson and Prince in addition to the debut release from Ne-Yo that topped the U.S. album chart in March. Other best sellers were NOW 21 in the U.S., Spitz and Dreams Come True in Japan and carryover sales from Mary J. Blige. Last year’s best sellers included new albums from 50 Cent, The Game, Jack Johnson and 3 Doors Down and very strong carryover sales from The Killers and Gwen Stefani.
In the U.S., total album unit sales for the industry as measured by SoundScan declined 3%2 with sales of digital albums up 143%. Digital track sales exceeded 140 million and were up 89% versus 2005. As measured by SoundScan, UMG had six albums featured in the top 10 best sellers year to date including the top 2.
Earnings from operations
UMG’s quarterly earnings from operations of €90 million, versus €38 million last year at the same period. This reflects the margin on higher sales volumes and the recovery of a cash deposit of €50 million from the United States District Court following UMG’s successful appeal of an unfavorable decision after trial in a lawsuit brought by TVT Records and TVT Music, Inc (“TVT matter”). This cash deposit which had negatively impacted UMG’s accounts in 2003, was recovered in March 2006.
Vivendi Games (100% Vivendi economic interest3):
Revenues
Vivendi Games’ revenues of €134 million were 18.6% above the prior year (up 9.7% at constant currency). This increase was primarily driven by the continued success of World of Warcraft, the critically acclaimed subscription-based, massively multiplayer online role playing game (MMORPG) from Blizzard Entertainment.
Other solid performers in the first quarter of 2006 included North America revenues from Ice Age 2, the well-reviewed game based on the movie in current release from Fox, and continuing strong sales from backlist products including 50 Cent: Bulletproof and Crash Tag Team Racing.
Earnings from operations
Vivendi Games’ quarterly earnings from operations were €23 million, up 109.1% compared to the prior year (up 107.4% at constant currency). This dramatic improvement was driven by a growth in revenues, with an increased proportion relating to the higher margin of World of Warcraft business. Earnings from operations also included funding increased product development costs within Blizzard and recently acquired studios by Sierra.
Canal+ Group (100% Vivendi economic interest):
Revenues
Canal+ Group reported revenues of €899 million, up from €881 million in 2005. On a comparable basis4, revenues were up 7.7% compared to the first quarter of 2005.
Revenues from pay-TV operations in France were up 11% compared to 2005 due to subscription portfolio (Canal+ and CanalSat) growth and higher revenues per subscriber.
Gross additions over the period were on a par with last year’s good levels. At the end of March, Canal+ Le Bouquet represented 54% of total Canal+ subscriptions portfolio, a 5-point increase compared to March 2005.

[2]	Sales for the week ending April 2, 2006.

[3]	In February 2006, thanks to the acquisition of the 7.659% minority interest of MEI, Vivendi increased its economic interest from 99% to 100%.

[4]	Comparable basis mainly illustrates the impact of Canal+ Group’s disposals of businesses (mainly NC Numéricâble in March 2005) as if these transactions had occurred on January 1, 2005.

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Revenues from pay-TV operations in Poland were up mainly due to subscriber portfolio growth.
Concerning Studiocanal, higher revenues from theatrical releases and DVD sales did not offset, on this quarter, lower revenues from Working Title.
Earnings from operations
Canal+ Group’s quarterly earnings from operations were €33 million. On a comparable basis, earnings from operations were down €70 million compared to the same period last year, due to the extra cost linked to the new Ligue 1 soccer broadcasting contract, which started in the summer of 2005, as well as the two additional Ligue 1 days broadcasted when compared to the first quarter of 2005.
This investment, which impacted mainly first quarter earnings, will be fully absorbed over the year, when portfolio growth and increased revenue per subscriber recorded in 2005 come into full effect.
Earnings from the company’s other operations5 (excluding pay-TV in France) increased slightly compared to the same period last year.
SFR (56% Vivendi economic interest):
Revenues
SFR’s revenues grew by 3.4% (by 2.9% on a comparable basis6) to € 2,135 million. The favorable effects of the increase in customer base along with the growth in “voice” and “data” usage are partly offset by the strong cut of regulated tariffs as from January 1, 2006 (a 24% cut of mobile voice termination rates and a 19.4% cut of SMS termination) and by the cut in the price of communications charged to customers for the new offers launched in mid 2005. SFR twelve months rolling ARPU7 decreased by 1.8% to €479 in March 2006 (versus €487 in March 2005).
Excluding the impact of the regulated tariffs’ cut, SFR total revenues would have been up by 7.2%.
SFR proved ongoing commercial dynamism during the quarter, with 130,000 new customers, taking its total registered customer base to 17.328 million8, an 8.3% increase versus the end of March last year. The postpaid customer base grew by 12.7% year-on-year to 11.039 million, leading to an improved customer mix of 2.5 percentage points in one year.
3G customers reached 1.352 million as of March 2006 compared to 1.003 million at the end of December 2005.
Average voice usage of SFR customers (AUPU)9 continued its growth at 14.3% to 309 minutes per month.
Net data revenues improved significantly to represent 13.5% of network revenues for the first quarter of 2006, compared to 11.8% in 2005, partly due to an 18% increase in text messaging (SMS) sent by SFR customers (1.6 billion), to the multiplication by 1.7 times of MMS sent (43 million) and to the strong increase of other services. The latter now represent 31% of total data revenues compared to 27% in 2005. At end of March 2006, the data ARPU reached €61, a 14% growth compared to 2005.
This performance highlights the success of SFR offers, which aims at progressively substituting fixed voice usage for mobile voice usage (launch of the “Absolu” packages for business customers and “Simply” for the mass market during the first quarter) and at developing new usages of the mobile phone, especially around music services (launch of the “Unlimited Music Pass” services and “Radio DJ”, the first unlimited and personalized mobile music offer in France).

[5]	Canal+ France, now mainly includes Canal+ premium channel, CanalSat, thematic channels, Media Overseas and the holding. Moreover, the reference to «other operations» mainly includes activities from StudioCanal, pay-TV activities in Poland and PSG soccer club.

[6]	Comparable basis illustrates the full consolidation of minority stakes in distribution subsidiaries and excludes revenues from phone directory activities (Annuaire Express) as of January 1, 2005.

[7]	ARPU (Average Revenue Per User) is defined as revenues (including mobile-to-mobile termination) net of promotions and net of third-party content provider revenues (including toll numbers related revenues) excluding roaming in and equipment sales divided by average Arcep total customer base for the last twelve months. In addition, ARPU is presented on a comparable basis, excluding Annuaire Express.

[8]	SFR total base excluding wholesale customers total base (wholesale customer base reached 179,000 at the end of March 2006.)

[9]	AUPU (Average Usage Per User) is defined as the incoming and outgoing “voice” volumes divided by average Arcep total customer base for the last twelve months.

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Earnings from operations
SFR’s quarterly earnings from operations rose by 11.0% to €666 million. This increase in earnings from operations mainly reflected a 2.1% growth in network revenues10, an improvement of 1.4 point in customer acquisition and retention costs of 10.3% for network revenues (due to higher volumes of customer additions and retention acts and to the penetration of 3G devices among SFR base) and a strong control of other costs.
Maroc Telecom (51% Vivendi economic interest):
Revenues
Maroc Telecom’s revenues stand at €483 million increased by 14.2% compared to the same period last year (+11.8% at constant currency).
First quarter mobile revenues grew by 17.9% to €300 million compared to the same period last year (+15.3% at constant currency).
This progression was mainly explained by the growth of the customer base11 12 with 8.576 million of customers, +27.8% compared to the same period last year, with a net increase of 339,000 customers over the quarter.
The monthly ARPU12 13 and churn rate respectively stand at 10.1 euros (-9.8% compared to the same period last year) and 15.3% (+5.4 points compared to the same period last year) in the context of the strong increase of the customer base First quarter fixed and internet revenues grew by 10.1% to €282 million compared to the same period last year (+7.7% at constant currency) thanks to a slightly growing customer base, to the pricing modifications operated during the 2005 last quarter and to the continuing success of the broadband activity.
The fixed customer base12 reached 1.336 million of lines (+0.1% compared to the same period last year). The ADSL customer base 12 still experienced a strong growth, in particular with promotions during the first quarter, and reached 296,000 lines (+54,000 over the quarter, +225% compared to the same period last year).
Earnings from operations
Maroc Telecom’s quarterly earnings from operations amounted to €207 million, increasing by 15.0% compared to the same period last year (+12.6% at constant currency). This achievement is linked to the revenue growth and to cost control in the context of a steady growth of the mobile customer base and of the ADSL customer base.
Holding & Corporate:
Earnings (losses) from operations
For the first quarter of 2006, Holding & Corporate losses from operations were stable, compared to the first quarter of 2005, at -€36 million.

[10]	Excluding phone directory activities (Annuaire Express).

[11]	Without Mauritel.

[12]	The customer base, compliant with the ANRT definition and used by Maroc Telecom in 2006, includes prepaid customers giving or receiving a voice call during the last 3 months and post paid customers with non cancelled subscriptions.

[13]	ARPU (Average Revenue Per User) is defined as revenues (from incoming and outcoming calls and data services), net of promotions, excluding roaming in and equipment sales, divided by average customer base over the period.

Vivendi / 14

4 Capital resources for the first quarters of 2006 and 2005
Preliminary note:
Vivendi considers financial net debt, a non-GAAP measure, to be an important indicator measuring Vivendi’s indebtedness. Financial net debt is calculated as the sum of long-term and short-term borrowings and other long-term and short-term financial liabilities as reported on the Consolidated Statement of Financial Position, less cash and cash equivalents as reported on the Consolidated Statement of Financial Position as well as derivative financial instruments in assets and cash deposits backing borrowings (included in the Consolidated Statement of Financial Position under “financial assets”).
Financial net debt should be considered in addition to, not as a substitute for, Vivendi’s borrowings and other financial liabilities and cash and cash equivalents reported on the Consolidated Statement of Financial Position, as well as other measures of indebtedness reported in accordance with GAAP. Vivendi management uses financial net debt for reporting and planning purposes, as well as to comply with certain of Vivendi’s debt covenants.
Change in the financial net debt in the first quarter of 2006
Financial net debt amounted to €5,110 million as at March 31, 2006, compared to €3,768 million as at December 31, 2005. The increase in the financial net debt for the first quarter of 2006 was principally due to:
•	the use of cash resulting from investing activities for -€890 million, mainly comprised of the acquisition of the 7.659% minority interest which Matsushita Electric Industrial (MEI) held in Universal Studios Holding I Corp. (USHI) (-€964 million) and the advance paid to TF1 and M6 (€150 million), partially offset by the redemption of the remaining bonds issued by Neuf Telecom (€180 million);

•	the use of cash resulting from financing activities for -€117 million, mainly comprised of SFR’s dividends paid to its minority shareholder;

•	the accounting of financial liabilities related to commitments to purchase minority interest, for -€999 million, with no cash impact, mainly related to Lagardère’s put option on 34% of CanalSat (-€972 million). As a reminder, this commitment will expire on December 31, 2006 and should not then be recorded in the consolidated financial statements of financial position as at December 31, 2006, even if the transaction is not completed by this date.
These impacts were partially offset by cash flow from operations after interests and tax expense paid (CFAIT) of €665 million (mainly including cash flow from operations of €1,041 million after -€558 million of capital expenditures, net, interests paid for -€49 million and income tax paid for -€321 million).

Vivendi / 15

	March 31, 2006
			Derivative financial
		Commitments to purchase	instruments and other	Financial net
(In millions of euros)	Borrowings	minority interests	(a)	debt
Borrowings and other financial liabilities
Long-term	€4,275	€36	€56	€4,367
Short-term	€2,138	€1,102	€7	3,247
Derivative financial instruments in assets	—	—	(27)	(27)
Cash deposits backing borrowings	—	—	(61)	(61)

	€6,413	€1,138	€(25)	€7,526
Cash and cash equivalents				(2,416)

Financial net debt				€5,110

	December 31, 2005
			Derivative financial
		Commitments to purchase	instruments and other	Financial net
(In millions of euros)	Borrowings	minority interests	(a)	debt
Borrowings and other financial liabilities
Long-term	€4,442	€39	€64	€4,545
Short-term	€2,125	€69	€21	2,215
Derivative financial instruments in assets	—	—	(29)	(29)
Cash deposits backing borrowings	—	—	(61)	(61)

	€6,567	€108	€(5)	€6,670
Cash and cash equivalents				(2,902)

Financial net debt				€3,768

(a) “Other” corresponds to cash deposits backing borrowings.
Since December 31, 2005, Vivendi increased the amount of its financial net debt:

				Impact on
	refer to	Cash and cash	Borrowings and	financial net
(In millions of euros)	section	equivalents	other (a)	debt
Financial net debt as at December 31, 2005		€(2,902)	€6,670	€3,768
Net cash related to :
Operating activities	4.1	(1,223)	—	(1,223)
Investing activities	4.2	1,470	(18)	1,452
Financing activities	4.3	233	884	1,117
Foreign currency translation adjustments		6	(10)	(4)

Change in financial net debt over the quarter ended March 31, 2006		486	856	1,342

Financial net debt as at March 31, 2006		(2,416)	7,526	5,110

(a)	“Other” comprises commitments to purchase minority interests, derivative financial instruments and cash deposits backing borrowings.

Vivendi / 16

4.1 Cash flows provided by operating activities
For the first quarter of 2006, cash flow from operations14 before capex, net amounted to €1,599 million representing an increase of 19% when compared to the first quarter of 2005. However, after capex, net, they amounted to €1,041 million for the first quarter of 2006 compared to €1,159 million for the first quarter of 2005.

	1st Quarter Ended March 31,
(In millions of euros)	2006	2005	% change
Revenues	€4,766	€4,509	6%
Operating expenses excluding depreciation and amortization	(3,397)	(3,207)	6%

Sub-total (EBITDA)	1,369	1,302	5%
EBITDA / Revenues (%)	29%	29%	stable
Restructuring charges paid	(17)	(16)	6%
Dividends received from unconsolidated companies	6	5	20%
Dividends received from equity affiliates
NBC Universal	52	129	-60%

	52	129	-60%
Content investments, net (a)
Including:
Sport rights, net at Canal+ Group
Rights acquisition	(145)	(87)	67%
Consumption of broadcasting rights	231	80	189%

	86	(7)	na *
Other	(22)	6	na *

	64	(1)	na *

Other changes in net working capital and other
Debt related to GSM license at SFR (b)	278	—	na *
Other	(153)	(71)	115%

	125	(71)	-276%

Cash flow from operations excluding capital expenditures and proceeds from sales of property, plant, equipment and intangible assets (CFFO before capex, net)	1,599	1,348	19%

Capital expenditure and proceeds from sales of property, plant, equipment and intangible assets (capex, net)

Capital expenditures
At SFR	(436)	(126)	246%
Including fixed part of GSM license fee at SFR (b)	(278)	—	na *
At Maroc Telecom	(68)	(44)	55%
Other	(57)	(37)	54%

	(561)	(207)	171%
Proceeds from sales of property, plant, equipment and intangible assets	3	18	-83%

	(558)	(189)	195%

Cash flow from operations (CFFO)	1,041	1,159	-10%

na*:	not applicable
(a)	For more details, please refer to note 9 to the Consolidated Financial Statements as at March 31, 2006.

(b)	For more details, please refer to note 17 to the Consolidated Financial Statements as at March 31, 2006.

[14]	For a reconciliation of net cash provided by operating activities to cash flow from operations, please refer to the appendix of this document.

Vivendi / 17

However, cash flow from operations after interest and income tax paid increased by 1% to €665 million:

	1st Quarter Ended March 31,
(In millions of euros)	2006	2005	% change
Cash flow from operations (CFFO)	€1,041	€1,159	-10%
Interest paid	(49)	(44)	11%
Premium paid as part of the early redemption of borrowings and the unwinding of derivative instruments
Unwinding of interest rate swaps without cash consideration	—	(131)	na	*
Early redemption of bonds exchangeable into Vinci shares	—	(73)	na	*
Early redemption of the High Yield Notes	—	(41)	na	*
Other	(3)	(2)	na	*

	(3)	(247)	na	*

Other financial items (excluding investments and divestments)	(3)	(4)	na	*
Income tax (paid)/collected
Income tax paid at SFR	(194)	(41)	373%
Other	(127)	(165)	-23%

	(321)	(206)	na	*

Cash flow from operations after interest and tax expense paid (CFAIT)	€665	€658	1%

na*: not applicable
As a result, cash flow provided by operating activities amounted to €1,223 million for the first quarter of 2006, versus €851 million for the first quarter of 2005, i.e. a €372 million increase.

	1st Quarter Ended March 31,
(In millions of euros)	2006	2005	% change
Cash flow from operations after interests and tax expense paid (CFAIT)	665	658	1%
Add back:
Capital expenditures	561	207	171%
Proceeds from sales of property, plant, equipment and intangible assets	(3)	(18)	-83%
Other	—	4	na *

Net cash provided by operating activities	€1,223	€851	44%

Contribution to the reduction of financial net debt	€(1,223)	€(851)	44%

na*: not applicable
Vivendi / 18

4.2 Cash flows used for investing activities
In the first quarter of 2006, investing activities contributed €1,452 million to the increase in financial net debt.

	Impact on cash and cash	Impact on borrowings and	Impact on financial
(In millions of euros)	equivalents	other(a)	net debt
Financial investments
Purchases of consolidated companies, after acquired cash
Purchase of the 7.7% stake held by MEI in USH (February) (a)	€964	€-	€964
Other (b)	€27	€(10)	€17

	991	(10)	981
Purchases of investments in equity affiliates	—	—	—
Increase in financial assets
Advance paid related to the TPS/Canal+ draft combination agreement(January) (c)	150	—	150
Acquisition of an additional stake to hold 19.9% of the voting capital of Amp’d (February) (d)	17	—	17
Other (b)	21	—	21

	188	—	188

Total financial investments	1,179	(10)	1,169

Financial divestments
Proceeds from sales of consolidated companies, after divested cash
Merger Cegetel — Neuf Telecom: reimbursement of all bonds issued by Neuf Telecom (March)	(180)	—	(180)
Other (b)	5	(8)	(3)

	(175)	(8)	(183)
Sales of investments in equity affiliates
Remaining 20% stake in Ypso (January) (e)	(36)	—	(36)
Other (b)	(6)	—	(6)

	(42)	—	(42)
Decrease in financial assets
Sogecable shares brought to Prisa as part of partial take-over bid (March)	(46)	—	(46)
Other (b)	(4)	—	(4)

	(50)	—	(50)
Total financial divestments	(267)	(8)	(275)

Investing activities in the first quarter of 2006 excluding capital expenditures and proceeds from sales of property, plant, equipment and intangible assets	912	(18)	894

Capital expenditures	561	—	561
Proceeds from sales of property, plant, equipment and intangible assets	(3)	—	(3)

Investing activities in the first quarter of 2006	1,470	(18)	1,452

(a)	Vivendi finalized the acquisition of the 7.659% minority interest which Matsushita Electric Industrial Co, Ltd (MEI) held in Vivendi’s subsidiary, Universal Studios Holding I Corp. (USHI) for a purchase price of $1,154 million. USHI is a holding company located in the United States, which was 92.341% owned and 100% controlled by Vivendi prior to this transaction.

(b)	Including acquisition and divestiture fees.

(c)	Vivendi, TF1 and M6 signed on January 6, 2006, an industrial agreement aimed at combining the pay-TV operations of the Canal+ Group and TPS in France and in other French-speaking territories. The new group will be controlled by Vivendi. This agreement is subject to consultations with the Conseil Supérieur de l’Audiovisuel (the French Broadcasting Authority) and to the approval of French antitrust authorities. Upon completion of the transaction, Vivendi would own 85% of the new group. From an accounting standpoint, the €150 million advance was recorded as current financial asset. Please also refer to Note 17 to the Consolidated financial statements as at March 31, 2006.

(d)	Following the Amp’d share capital increase, Vivendi and UMG increased their stake in the share capital to 19.9%. Vivendi’s total investment amounts to approximately €47 million.

(e)	End of January 2006, Canal+ Group completed the divestiture of its remaining 20% stake in Ypso to Cinven and Altice for a total amount of €44 million (€36 million net of guarantee and transaction and divestiture fees).
Vivendi / 19

4.3 Cash flows used for financing activities
In the first quarter of 2006, financing activities contributed €1,117 million to the increase in financial net debt. Please refer to Note 14 and 15 to the Consolidated Financial Statements as at March 31, 2006.

		Impact on
	Impact on cash and	borrowings and	Impact on financial net
(In millions of euros)	cash equivalents	other(a)	debt
Dividends and other transactions with shareholders
Net proceeds from issuance of common shares	€(1)	€—	(1)
(Sales) purchases of treasury shares	€(15)	€—	(15)
Dividends paid by consolidated companies to their minority shareholders
SFR (March) (b)	118	—	118
Other subsidiaries	1	—	1

	119	—	119

Dividends and other transactions with shareholders	103	—	103

Transactions on borrowings and other financial liabilities
Principal payment on long-term borrowings and decrease in other long-term financial liabilities
Payments
SFR — €1.2 billion revolving credit facility	120	(120)	—
Other	8	(8)	—

	128	(128)	—

Principal payments on short-term borrowings
SFR — Treasury bills	64	(64)	—
Other	155	(155)	—

	219	(219)	—

Other changes in short-term borrowings and other short term financial liabilities
Vivendi — Issuance of treasury bills	(85)	85	—
Other	(132)	132	—

	(217)	217	—
Other financing activities	—	2	2
Derivative instruments
Put option granted to Lagardère on 34% of the share capital of CanalSat	—	972	972
Other	—	42	42

	—	1,014	1,014

Transactions on borrowings and other financial liabilities	130	884	1,014

Financing activities in the first quarter of 2006	233	884	1,117

(a)	“Other” comprises commitments to purchase minority interests, derivative financial instruments and cash deposits backing borrowings.

(b)	In the first quarter of 2006, SFR paid €268 million as an interim dividend for 2006 fiscal year, including €118 million paid to its minority shareholder.
Other borrowings in 2006
On April 18, 2006, Vivendi issued a €900 million syndicated loan (maturity December 15, 2006). It carries customary provisions similar to the €2 billion syndicated loan as described on page 161 of the Management Board’s operating and financial review and prospects section for the year ended December 31, 2005, as published in the 2005 “Document de Référence” (annual report) that was registered under number D.06-178 with the “Autorité des marchés financiers” (AMF) on March 28, 2006. As at May 17, 2006, date of the publication of the financial statements for the quarter ended March 31, 2006, this facility was undrawn.
On April 25, 2006, SFR issued notes for €300 million at 18 months with an interest rate of EURIBOR 3 months + 0.08% margin (maturity October 2007).
Undrawn facilities in 2006
On April 29, 2005, in order to benefit from favorable bank credit market conditions, Vivendi issued a €2 billion syndicated loan, to refinance its €2.5 billion syndicated loan. With an initial tenure of 5 years, the loan was extended by one year until April 2011. In February 2007, this syndicated loan can be extended by one
Vivendi / 20

more year until April 2012. As at May 17, 2006, date of the publication of the financial statements for the quarter ended March 31, 2006, this facility was undrawn.
Furthermore, SFR set up a €1.2 billion credit facility in July 2004 for initially 5 years (maturity April 2010), renewed in 2005 up to €1.16 billion until April 2011 as well as a 5-year credit facility of €450 million in November 2005 (maturity November 2010, that can be extended by two years). As at May 17, 2006, these two facilities were undrawn.
Vivendi / 21

5 FORWARD LOOKING STATEMENTS
This report includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, or Exchange Act. Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, future revenues or performance, capital expenditures, financing needs, plans or intentions relating to divestitures, acquisitions, working capital and capital requirements, available liquidity, maturity of debt obligations, business trends and other information that is not historical information. Forward-looking statements can be identified by context. For example, when we use words such as estimate(s), aim(s), expect(s), feel(s), will, may, believe(s), anticipate(s) and similar expressions in this document, we are intending to identify those statements as forward-looking. All forward-looking statements, including, without limitation, the launching or prospective development of new business initiatives and products, anticipated music, motion picture or games releases, and anticipated cost savings from asset divestitures and synergies are based upon our current expectations and various assumptions. Our expectations, beliefs, assumptions and projections are expressed in good faith, and we believe there is a reasonable basis for them. There can be no assurance, however, that management’s expectations, beliefs and projections will be achieved. There are a number of risks and uncertainties that could cause our actual results to differ materially from our forward-looking statements. These include, among other things:
•	our ability to retain or obtain required licenses, permits, approvals and consents necessary for the completion of certain transactions or for the operation or expansion of Vivendi’s activities;

•	legal and regulatory requirements, and the outcome of legal proceedings and pending investigations;

•	the lack of commercial success of our product or services, particularly in the television, motion pictures, music and games markets;

•	challenges to loss, infringement, or inability to enforce intellectual property rights;

•	lost sales due to piracy, particularly in the motion picture and music business;

•	downturn in the markets in which we operate, particularly the music market;

•	synergies and profits arising from transactions and/or restructurings;

•	increased technical and commercial competition, particularly in the television market;

•	our ability to develop new technologies or introduce new products and services;

•	changes in our corporate rating or rating of Vivendi’s debt;

•	the availability and terms of financing;

•	changes in business strategy or development plans;

•	political instability in the jurisdictions in which we operate;

•	fluctuations in interest rates or foreign currency exchange rates and currency devaluations;

•	inflation and instability in the financial markets;

•	restrictions on the repatriation of capital;

•	natural disasters; and

•	war or acts of terrorism.
The foregoing list is not exhaustive; other factors may cause actual results to differ materially from the forward-looking statements. We urge you to review and consider carefully the various disclosures we make concerning the factors that may affect our business. All forward-looking statements attributable to us or persons acting on our behalf speak only as of the date they are made and are expressly qualified in their entirety by the cautionary statements.
Vivendi / 22

B — Appendix to operating and financial review and prospects
Vivendi provides information related to the operating performances of its businesses on a comparable basis in order to better reflect the actual results of the operations, adjusted from changes in the scope of consolidation, and because it is recommended under IFRS to promote comparability. Nonetheless, this information on a comparable basis is not compliant with pro forma information as required by Article 11 of Regulation S-X under the US Securities Exchange Act of 1934. Revenues and earnings from operations on a comparable basis provide useful information to investors because they include comparable operations in each period presented and thus represent meaningful comparative information for assessing earnings trends.

1	Reconciliation of revenues and earnings from operations as published to revenues and earnings from operations on a comparable basis for the first quarter of 2005

	1st Quarter Ended March 31, 2005
	As	Divestiture of Canal+	SFR distribution	SFR phone directory		Comparable
(In millions of euros)	published	assets (a)	subsidiaries	activities	Other	basis
Revenues
Universal Music Group	€1,038	€—	€—	€—	€—	€1,038
Vivendi Games	113	—	—	—	—	113
Canal+ Group	881	(46)	—	—	—	835
SFR	2,064	—	20	(8)	(1)	2,075
Maroc Telecom	423	—	—	—	—	423
Non core operations and elimination of inter segment transactions	(10)	—	—	—	—	(10)

Total Vivendi	€4,509	€(46)	€20	€(8)	€(1)	€4,474

Earnings from operations
Universal Music Group	€38	€—	€—	€—	€—	€38
Vivendi Games	11	—	—	—	—	11
Canal+ Group	131	(28)	—	—	—	103
SFR	600	—	—	—	—	600
Maroc Telecom	180	—	—	—	—	180
Holding & Corporate	(36)	—	—	—	—	(36)
Non core operations	(3)	—	—	—	—	(3)

Total Vivendi	€921	€(28)	€—	€—	€—	€893

Earnings from operations / Revenues (%)	20.4%					20.0%

(a)	Mainly included NC Numéricâble.
Vivendi / 23

2	Reconciliation of net cash provided by operating activities to cash flow from operations for the first quarters of 2006 and 2005

	1st Quarter Ended March 31
(In millions of euros)	2006	2005
Net cash provided by operating activities, as reported	€1,223	€851
Deduct:
Capital expenditures	(561)	(207)
Proceeds from sales of property, plant, equipment and intangible assets	3	18

Capital expenditures, net of proceeds	(558)	(189)
Add back:
Income tax paid	321	206
Interest paid	49	44
Other cash impacts	6	247

Cash flow from operations (i.e. before income tax paid, interests and after restructuring costs)	1,041	1,159

3 IFRS changes for the first quarter of 2005
Besides the consequences of the IFRS 5 paragraph 34 application to operations divested since January 1, 2005, certain new options were taken in the IFRS standards applied by Vivendi and several reclassifications were made, leading to a change in the consolidated financial statements as at March 31, 2005 in order to make consistent the presentation with the consolidated financial statements for the quarter ended March 31, 2006.
For a description of accounting options related to the first adoption of IFRS and of the changes since the publication of IFRS preliminary information published in the first quarter of 2005, please refer to section 2 “First time adoption of IFRS” of Management Board’s operating and financial review and prospects for the years ended December 31, 2005 and 2004 – chapter 4 of the Annual report filed with the AMF on March 28, 2006 with number D 06-178 (page 130 and followings).
Summary table of impacts of these adjustments on the first quarter of 2005 IFRS earnings from operations:

	1st Quarter Ended March 31, 2005
		Reclassification of
		Cegetel SAS as	Retrospective	Allocation of the share	Reclassification of the		IFRS Earnings
	IFRS Earnings from	discontinued	application of	based payment cost to	financial component of		from Operations
	operations as published	operation	IFRS 2 (IFRS 1,	each business segment	employee benefit plans		as published on
(in millions of euros)	as at May 19, 2005	(IFRS 5,§34)	§25B,25C)	(IFRIC D17)	(IAS 19,§119)	Other	May 17, 2006
Universal Music Group	€36	€—	€—	€—	€2	€—	€38
Vivendi Games	11	—	—	(1)	—	1	11
Canal+ Group	132	—	—	(1)	—	—	131
SFR	567	35	—	(2)	—	—	600
Maroc Telecom	180	—	—	—	—	—	180
Holding & Corporate	(47)	1	(1)	4	7	—	(36)
Non core operations	(2)	—	—	—	—	(1)	(3)

Total Vivendi	€877	€36	€(1)	€—	€9	€—	€921

Vivendi / 24

In addition, all the changes described above had no impact on earnings, attributable to equity holders of the parent, except for the retrospective application of IFRS 2 to all stock option plans, which had a -€1 million impact on earnings, attributable to equity holders of the parent (which decreased to €501 million compared to €502 million).
Vivendi / 25

(page deliberately left blank)
Disclaimer: this English language translation of the first quarter of 2006 operating and financial review and prospects and of the consolidated financial statements as at March 31, 2006 prepared under IFRS has been provided solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. Vivendi, its representatives and employees decline all responsibility in this regard.
Vivendi / 26

C — Unaudited consolidated financial statements for the first quarter ended March 31, 2006
Consolidated statement of earnings for the first quarters ended March 31, 2006 and 2005 (unaudited) and the year ended December 31, 2005

		1st quarter ended March 31,		Year Ended
(In millions of euros, except per share amounts)	Note	2006	2005	December 31, 2005
Revenues	3	€4,766	€4,509	€19,484
Cost of revenues		(2,440)	(2,307)	(9,898)

Margin from operations		2,326	2,202	9,586
Selling, general and administrative expenses		(1,338)	(1,295)	(5,807)
Other operating expenses		2	14	(33)

Earnings from operations		990	921	3,746
Other income from ordinary activities		12	19	75
Other charges from ordinary activities		—	—	(170)
Income from equity affiliates	11	68	62	326

Earnings before interest and other financial charges and income and provision for income taxes		1,070	1,002	3,977
Interest	4	(49)	(44)	(218)
Other financial charges and income	4	97	(15)	619

Interest and other financial charges and income	4	48	(59)	401

Earnings from continuing operations before provision for income taxes		1,118	943	4,378
Provision for income taxes	5	(141)	(163)	(204)

Earnings from continuing operations		977	780	4,174
Earnings from discontinued operations	6	—	(29)	92

Earnings		€977	€751	€4,266

Attributable to :
Equity holders of the parent		€707	€501	€3,154

Minority interests		270	250	1,112

Earnings from continuing operations, attributable to the equity holders of the parent per share — basic (in euros)	7	€0.61	€0.45	€2.70
Earnings from continuing operations, attributable to the equity holders of the parent per share — diluted (in euros)	7	€0.61	€0.44	€2.68

Earnings from discontinued operations per share — basic (in euros)	7	€—	€(0.03)	€0.08
Earnings from discontinued operations per share — diluted (in euros)	7	€—	€(0.03)	€0.08

Earnings, attributable to the equity holders of the parent per share — basic (in euros)	7	€0.61	€0.44	€2.74
Earnings, attributable to the equity holders of the parent per share — diluted (in euros)	7	€0.61	€0.43	€2.72

Adjusted net income, attributable to equity holders of the parent	7	€592	€530	€2,078
Adjusted net income, attributable to equity holders of the parent per share — basic (in euros)	7	€0.51	€0.46	€1.81
Adjusted net income, attributable to equity holders of the parent per share — diluted (in euros)	7	€0.51	€0.46	€1.79
The accompanying notes are an integral part of these unaudited Consolidated Financial Statements.
Vivendi / 27
Unaudited Consolidated Financial Statements for the first quarter of 2006

Consolidated statement of financial position as at March 31, 2006 (unaudited) and December 31, 2005

			December 31,
(In millions of euros)	Note	March 31, 2006	2005
ASSETS
Goodwill	8	€14,729	€13,796
Non current content assets	9	2,384	2,462
Other intangible assets		2,198	1,937
Property, plant and equipment		4,282	4,331
Investments in equity affiliates	11	6,841	6,856
Non current financial assets	12	3,686	3,783
Deferred tax assets		1,897	1,784

Non current assets		36,017	34,949

Inventories	13	398	375
Current tax receivables		570	822
Current content assets	9	577	790
Trade accounts receivable and other	13	3,937	4,531
Short-term financial assets	12	271	114
Cash and cash equivalents		2,416	2,902

Current assets		8,169	9,534

TOTAL ASSETS		€44,186	€44,483

EQUITY AND LIABILITIES
Share capital		€6,344	€6,344
Additional paid-in capital		6,939	6,939
Retained earnings and other		6,174	5,486

Equity, attributable to equity holders of the parent		19,457	18,769
Minority interests		1,815	2,839

Total equity		21,272	21,608

Non current provisions		1,176	1,220
Long-term borrowings and other financial liabilities	14	4,367	4,545
Deferred tax liabilities		3,413	3,476
Other non current liabilities	13	1,557	1,342

Non current liabilities		10,513	10,583

Trade accounts payable and other	13	8,169	8,737
Current tax payables		457	762
Current provisions		528	578
Short-term borrowings and other financial liabilities	15	3,247	2,215

Current liabilities		12,401	12,292

Total liabilities		22,914	22,875

Contractual obligations and contingent assets and liabilities	17	—	—

TOTAL EQUITY AND LIABILITIES		€44,186	€44,483

The accompanying notes are an integral part of these unaudited Consolidated Financial Statements.
Vivendi / 28
Unaudited Consolidated Financial Statements for the first quarter of 2006

Consolidated statement of cash flows for the first quarters ended March 31, 2006 and 2005 (unaudited) and the year ended December 31, 2005

		1st quarter ended March 31,		Year Ended
(In millions of euros)	Note	2006	2005	December 31, 2005
Operating activities:
Earnings, attributable to equity holders of the parent		€707	€501	€3,154
Minority interests		270	250	1,112
Adjustments	16	367	548	876
Dividends received from equity affiliates		52	129	355
Content investments, net	9	64	(1)	(15)

Gross cash flow from operations excluding capital expenditures and proceeds from sales of property, plant, equipment and intangible assets		1,460	1,427	5,482
Other changes in net working capital	13	139	(79)	166

Cash flow from operations excluding capital expenditures and proceeds from sales of property, plant, equipment and intangible assets		€1,599	€1,348	€5,648
Interest paid	4	(49)	(44)	(218)
Other financial items (excluding sales of financial assets)		(6)	(247)	(486)
Income tax paid		(321)	(206)	(1,386)

Net cash provided by operating activities		€1,223	€851	€3,558
Investing activities:
Capital expenditures		(561)	(207)	(1,580)
Purchases of consolidated companies, after acquired cash		(991)	(1,192)	(1,406)
Purchases of investments in equity affiliates		—	—	—
Increase in financial assets		(188)	(317)	—

Investments		€(1,740)	€(1,716)	€(2,986)
Proceeds from sales of property, plant, equipment and intangible assets		3	18	89
Proceeds from sales of consolidated companies, after divested cash		175	(24)	(200)
Sales of investments in equity affiliates		42	—	54
Decrease in financial assets		50	85	226

Divestments		€270	€79	€169

Net cash provided by (used for) investing activities		€(1,470)	€(1,637)	€(2,817)
Financing activities:
Net proceeds from issuance of common shares		1	—	39
Sales (purchases)of treasury shares		15	(69)	(108)
Dividends paid by Vivendi S.A. to its shareholders		—	—	(689)
Dividends paid by consolidated companies to their minority shareholders		(119)	(80)	(965)

Dividends and other transactions with shareholders		€(103)	€(149)	€(1,723)
Setting up of long-term borrowings and increase in other long-term financial liabilities		—	1,162	2,380
Principal payment on long-term borrowings and decrease in other long-term financial liabilities		(128)	(1,720)	(1,649)
Principal payment on short-term borrowings		(219)	(384)	(963)
Other changes in short-term borrowings and other short-term financial liabilities		217	68	920

Transactions on borrowings and other financial liabilities		€(130)	€(874)	€688

Net cash provided by (used for) financing activities		(233)	(1,023)	(1,035)
Foreign currency translation adjustments		(6)	14	37
Net cash related to discontinued operations	6	—	(2)	—

Change in cash and cash equivalents		€(486)	€(1,797)	€(257)

Cash and cash equivalents:

At beginning of the period		€2,902	€3,159	€3,159

At end of the period		€2,416	€1,362	€2,902

The accompanying notes are an integral part of these unaudited Consolidated Financial Statements.
Vivendi / 29
Unaudited Consolidated Financial Statements for the first quarter of 2006

Consolidated statement of changes in equity for the first quarters ended March 31, 2006 and 2005 (unaudited)
First quarter of 2006

		Attributable to Vivendi S.A. shareholders
					Retained Earnings and Other						Equity,
		Common shares		Additional			Foreign currency				attributable to
		Number of shares		paid-in	Retained	Net unrealized	translation		Treasury		equity holders		Total
(In millions of euros, except number of shares)	Note	(In thousands)	Amount	capital	earnings	gains (losses)	adjustments		shares	Total	of the parent	Minority interests	equity
BALANCE AS AT DECEMBER 31, 2005		1,153,477	6,344	€6,939	€5,352	€889	€(702)		€(53)	€5,486	€18,769	€2,839	€21,608

Dividends and other transactions with shareholders		—	—	—	—	—	—		—	—	—	—	—

Available-for-sale securities, net of -€2 million of tax	12	—	—	—	—	92	—		—	92	92	—	92
Other charges and income directly recorded in equity		—	—	—	(1)	9	(128	) (a)	9	(111)	(111)	—	(111)

Total charges and income directly recorded in equity		—	—	—	(1)	101	(128)		9	(19)	(19)	—	(19)

Earnings		—	—	—	707	—	—		—	707	707	270	977

Total charges and income recorded over the period		—	—	—	706	101	(128)		9	688	688	270	958

Acquisition of 7.7% of USHI	2	—	—	—	—	—	—		—	—	—	(832)	(832)
Change in value of commitments to purchase minority interests		—	—	—	—	—	—		—	—	—	(89)	(89)
Dividends allocated by subsidiaries to minority interests		—	—	—	—	—	—		—	—	—	(393)	(393)
Other transactions with minority interests		—	—	—	—	—	—		—	—	—	20	20

Transactions with minority interests		—	—	—	—	—	—		—	—	—	(1,294)	(1,294)

Total changes over the period		—	—	—	706	101	(128)		9	688	688	(1,024)	(336)

BALANCE AS AT MARCH 31, 2006		1,153,477	6,344	€6,939	€6,058	€990	€(830)		€(44)	€6,174	€19,457	€1,815 (b)	€21,272

The accompanying notes are an integral part of these unaudited Consolidated Financial Statements.

(a)	Including changes in foreign currency translation adjustments relating to the investment in NBC Universal of -€102 million.
(b)	Including cumulative foreign currency translation adjustments of -€6 million.
Vivendi / 30
Unaudited Consolidated Financial Statements for the first quarter of 2006

First quarter of 2005

		Attributable to Vivendi S.A. shareholders
					Retained Earnings and Other					Equity,
		Common shares		Additional			Foreign currency			attributable to
		Number of shares		paid-in	Retained	Net unrealized	translation	Treasury		equity holders		Total
(In millions of euros, except number of shares)	Note	(In thousands)	Amount	capital	earnings	gains (losses)	adjustments	shares	Total	of the parent	Minority interests	equity
BALANCE AS AT DECEMBER 31, 2004		1,072,624	5,899	€7,313	€2,929	€910	€(1,593)	€(9)	€2,237	€15,449	€2,643	€18,092

Other transactions with shareholders		—	—	—	—	—	—	(62)	(62)	(62)	—	(62)

Dividends and other transactions with shareholders		—	—	—	—	—	—	(62)	(62)	(62)	—	(62)

Available-for-sale securities, net of -€16 million of tax	12	—	—	—	—	(2)	—	—	(2)	(2)	—	(2)
Other charges and income directly recorded in equity		—	—	—	4	—	348 (a)	—	352	352	—	352

Total charges and income directly recorded in equity		—	—	—	4	(2)	348	—	350	350	—	350

Earnings		—	—	—	501	—	—	—	501	501	250	751

Total charges and income recorded over the period		—	—	—	505	(2)	348	—	851	851	250	1,101

Acquisition of an additional 16% stake in Maroc Telecom		—	—	—	—	—	—	—	—	—	(38)	(38)
Dividends paid by subsidiaries to minority interests		—	—	—	—	—	—	—	—	—	(80)	(80)
Other transactions with minority interests		—	—	—	—	—	—	—	—	—	38	38

Transactions with minority interests		—	—	—	—	—	—	—	—	—	(80)	(80)

Total changes over the period		—	—	—	505	(2)	348	(62)	789	789	170	959

BALANCE AS AT MARCH 31, 2005		1,072,624	5,899	€7,313	€3,434	€908	€(1,245)	€(71)	€3,026	€16,238	€2,813 (b)	€19,051

The accompanying notes are an integral part of these unaudited Consolidated Financial Statements.

(a)	Including changes in foreign currency translation adjustments relating to the investment in NBC Universal of +€32 million.
(b)	Including cumulative foreign currency translation adjustments of -€ 77 million.
Vivendi / 31
Unaudited Consolidated Financial Statements for the first quarter of 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Note 1. Accounting policies and valuation methods
The first quarter of 2006 unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements of Vivendi for the year ended December 31, 2005, as published in the 2005 “Document de Référence” (annual report) that was registered under number D.06–178 with the “Autorité des marchés financiers” (AMF) on March 28, 2006.
The consolidated financial statements of Vivendi for the first quarter of 2006 have been prepared in accordance with International Financial Reporting Standards (IFRS) decreed by the IASB (International Accounting Standards Board) as approved by the European Union. In particular, the first quarter of 2006 interim statements are presented and were prepared based on the provisions of IAS 34 “Interim financial reporting”. As a result, Vivendi applied the same accounting methods used for the consolidated financial statements for the year ended December 31, 2005 (please refer to note 1 “Accounting policies and valuation methods” presented in those financial statements) and the following provisions were applied:
•	Provisions for income taxes have been calculated on the basis of the estimated effective, annual tax rate applied to the pre-tax, earnings adjusted of any items subjected to a lower tax rate. However, where a lower tax rate is applicable, the current rate has been used for the calculation. The assessment of the annual effective tax rate takes into consideration the recognition of deferred tax assets.

•	Compensation costs recorded for stock options, employee benefits and profit-sharing have been included on a pro rata basis of the estimated cost for the year, adjusted for non-recurring events which occurred over the period, if necessary.
The accompanying consolidated financial statements for the first quarter ended March 31, 2006 are unaudited but, in the opinion of management, contain all adjustments (consisting of normal recurring accruals) considered necessary to present a fair statement of the financial position, the results of operations and cash flows for the period.
Note 2. Changes in the scope of consolidation for the first quarter ended March 31, 2006
Purchase of the 7.7% stake held by Matsushita Electric Industrial Co, Ltd (MEI) in Universal Studios Holding — February 7, 2006
On February 7, 2006, Vivendi finalized the acquisition of the 7.659% minority interest which Matsushita Electric Industrial Co, Ltd (MEI) held in Vivendi’s subsidiary, Universal Studios Holding I Corp. (USHI) for a purchase consideration of $1,154 million. USHI is a holding company located in the US, owned 92.341% by Vivendi. Its assets consist of Vivendi’s main stakes in the US (excluding Vivendi Games): 100% of Universal Music Group (UMG), and 20% of NBC Universal (NBCU). Due to this transaction, Vivendi increased its control and interest in UMG from 92.3% to 100% and from 18.5% to 20% in NBCU.
The excess of the acquisition cost (€964 million) over the carrying amount of minority interests acquired (€832 million) was recognized as goodwill for €67 million allocated to UMG and as investment in equity affiliate NBC Universal for €65 million.
Vivendi / 32
Unaudited Consolidated Financial Statements for the first quarter of 2006

Note 3. Segment data for the first quarters ended March 31, 2006 and 2005
3.1. Business segment data
The Group’s activity operates through different Media and Telecommunications businesses. Each business offers different products and services that are marketed through different channels. Given the unique customer base, technology, marketing and distribution requirements of these businesses, they are managed separately and represent the primary segment reporting level. As at March 31, 2006, Vivendi had five business segments:
•	Universal Music Group, publishing and distribution of music contents (original creation or catalogs),

•	Vivendi Games, publishing and distribution of video games, online or on other media (such as console, PC, mobile phones),

•	Canal+ Group, production and distribution of pay-TV in France, analog or digital (terrestrially, via satellite or ADSL)

•	SFR, mobile phone services in France, and

•	Maroc Telecom, telecommunications operator (mobile, fixed and Internet), in Morocco.
Vivendi’s Management Board evaluates the performance of these segments and allocates resources to them based on certain performance measures (mainly earnings from operations and cash flow from operations). Segment earnings correspond to each business’ earnings from operations.
Additionally, segment data is elaborated according to the following principles:
•	The segment “Holding & Corporate” includes the cost of Vivendi S.A.’s headquarter in Paris and of its New York City office, after the allocation of a portion of these costs to each of the businesses.

•	Cegetel S.A.S. (divested on August 22, 2005) qualified as discontinued operations in 2005, pursuant to IFRS 5, paragraph 34.

•	The segment “Non core operations” includes miscellaneous businesses outside Vivendi’s core businesses (mainly Vivendi Telecom International, Vivendi Valorisation), whose assets are being divested or liquidated and which are not sufficiently material to be disclosed as discontinued operations as required by IFRS 5.

•	Inter-segment commercial relations are conducted on an arm’s length basis on terms and conditions close to those which would be proposed by third parties.

•	The business segments presented hereunder are identical to those appearing in the information given to Vivendi’s Management Board and Supervisory Board.
Vivendi selected five geographic areas, among which its four main geographic markets (France, Rest of Europe, US and Morocco), as well as the rest of the world.
3.1.1 Consolidated statement of earnings for the first quarters ended March 31, 2006 and 2005
Vivendi / 33
Unaudited Consolidated Financial Statements for the first quarter of 2006

	Universal
Quarter Ended March 31, 2006	Music	Vivendi	Canal+		Maroc	Holding &	Non core
(In millions of euros)	Group	Games	Group	SFR	Telecom	Corporate	operations	Elminations	Total Vivendi
External revenues	€1,122	€134	€886	€2,134	€480	€—	€10	€—	€4,766
Inter-segments revenues	3	—	13	1	3	—	2	(22)	—
Revenues	1,125	134	899	2,135	483	—	12	(22)	4,766
Operating expenses excl. D&A	(964)	(104)	(822)	(1,270)	(209)	(39)	(11)	22	(3,397)
Depreciation and amortization (D&A)	(65)	(7)	(44)	(197)	(66)	(2)	(3)	—	(384)
Other	(6)	—	—	(2)	(1)	5	9	—	5

Earnings from operations	€90	€23	€33	€666	€207	€(36)	€7	€—	€990

Income from equity affiliates									68
Other income (charges) from ordinary activities									12

Earnings from ordinary activities									1,070

Interest and other financial charges and income									48
Provision for income taxes									(141)
Earnings from discontinued operations									—

Earnings									€977

Attributable to :
Equity holders of the parent									707
Minority interests									270
Income from equity affiliates mainly comprised the Group’s share in earnings of NBC Universal (€71 million), an investment allocated to the Holding & Corporate business segment.

	Universal
Quarter Ended March 31, 2005	Music	Vivendi	Canal+		Maroc	Holding &	Non core
(In millions of euros)	Group	Games	Group	SFR	Telecom	Corporate	operations	Elminations	Total Vivendi
External revenues	€1,032	€113	€866	€2,063	€420	€—	€15	€—	€4,509
Inter-segments revenues	6	—	15	1	3	—	—	(25)	—
Revenues	1,038	113	881	2,064	423	—	15	(25)	4,509
Operating expenses excl. D&A	(934)	(91)	(701)	(1,280)	(180)	(31)	(15)	25	(3,207)
Depreciation and amortization (D&A)	(64)	(11)	(48)	(182)	(63)	(2)	(4)	—	(374)
Other	(2)	—	(1)	(2)	—	(3)	1	—	(7)

Earnings from operations	€38	€11	€131	€600	€180	€(36)	€(3)	€—	€921

Income from equity affiliates									62
Other income (charges) from ordinary activities									19

Earnings from ordinary activities									1,002

Interest and other financial charges and income									(59)
Provision for income taxes									(163)
Earnings from discontinued operations									(29)

Earnings									€751

Attributable to :
Equity holders of the parent									501
Minority interests									250
Income from equity affiliates mainly comprised the Group’s share in earnings of NBC Universal (€72 million), an investment allocated to the Holding & Corporate business segment.
Earnings from discontinued operations comprised the Group’s share in earnings of Cegetel S.A.S. (71.8%, i.e. -€29 million), recorded under SFR (please refer to Note 6 “Discontinued operations for the first quarter ended March 31, 2005 and the year ended December 31, 2005”).
3.1.2 Consolidated statement of financial position as at March 31, 2006

	Universal
	Music	Vivendi			Maroc	Holding &	Noncore	Total
(In millions of euros)	Group	Games	Canal+ Group	SFR	Telecom	Corporate	operations	Vivendi
March 31, 2006
Segment assets (a)	€7,683	€320	€6,453	€11,316	€3,887	€8,807	€837	€39,303
incl. investments in equity affiliates (b)	36	—	7	392	—	6,406	—	6,841
Unallocated assets (c)								4,883

Total assets								44,186

Segment liabilities (d)	2,767	185	2,004	4,221	1,471	483	299	11,430
Unallocated liabilities (e)								11,484

Total liabilities								22,914

Capital expenditures	€7	€14	€36	€436	€68	€—	€—	€561
Vivendi / 34
Unaudited Consolidated Financial Statements for the first quarter of 2006

In addition, segment data is presented in Note 8 “Goodwill as at March 31, 2006 and December 31, 2005” and Note 9 “Content assets and liabilities as at March 31, 2006 and December 31, 2005”.
(a)	Including goodwill, content assets, other intangible assets, property, plant and equipment, investments in equity affiliates, financial assets, inventories and trade accounts receivable and other.

(b)	From May 12, 2004, Holding & Corporate included the 20% stake in NBC Universal held by Universal Studios Holding Corp. (100% owned by Vivendi since February 7, 2006).

(c)	Including deferred tax assets, current tax receivables, cash and cash equivalents and assets held for sale.

(d)	Including provisions, other non-current liabilities and trade accounts payable and other.

(e)	Included borrowings and other financial liabilities, deferred tax liabilities, current tax payables and liabilities associated with assets held for sale.
Vivendi / 35
Unaudited Consolidated Financial Statements for the first quarter of 2006

3.2. Geographic data
Information by geographic area is the second level of segment data. Revenues are presented based on the customers’ location.

	1st quarter ended March 31,
(In millions of euros)	2006		2005
Revenues
France	€3,069	64%	€2,945	65%
Rest of Europe	384	8%	409	9%
US	571	12%	523	12%
Morocco	480	10%	403	9%
Rest of World	262	6%	229	5%

	€4,766	100%	€4,509	100%

Note 4.	Interest and other financial charges and income for the first quarters ended March 31, 2006 and 2005 and the year ended December 31, 2005

	1st quarter ended March 31,		Year Ended
(In millions of euros)	2006	2005	December 31, 2005
Interest expenses on borrowings	€(72)	€(56)	€(262)
Interest income from cash and cash equivalents	22	14	45
Interest income (expenses) on interest rate swaps	1	(2)	(1)

Interest	€(49)	€(44)	€(218)

Premiums incurred for early redemption of notes and other financial liabilities	—	(71)	(71)
Impact of other amortized cost on borrowings	(6)	(8)	(44)

	(6)	(79)	(115)
Downside adjustment of the value of derivative instruments	(3)	(5)	(21)
Capital loss on the divestiture of businesses or financial investments	(3)	(8)	(26)
Interest cost related to employee benefit plans	(18)	(18)	(75)
Effect of undiscounting other assets and liabilities	(3)	(3)	(13)
Other	(22)	(12)	(37)

Other financial charges	(55)	(125)	(287)

Upside adjustment of the value of derivative instruments	6	69	19
Capital gain on the divestiture of businesses or financial investments	123	31	694
Expected return on assets of employee benefit plans	9	10	40
Other	14	—	153

Other financial income	152	110	906

Other financial charges and income	€97	€(15)	€619

Interest and other financial charges and income	€48	€(59)	€401

Interest on borrowings after amortized cost adjustments (including premiums incurred for early redemption of borrowings) was -€55 million for the first quarter of 2006, -€123 million for the first quarter of 2005 and -€333 million in 2005.

Note 5.	Income taxes for the first quarters ended March 31, 2006 and 2005 and the year ended December 31, 2005

	1st quarter ended March 31,		Year Ended
(In millions of euros)	2006	2005	December 31, 2005
Provision for income taxes:
Impact of the Consolidated Global Profit Tax System	148 (a)	125	595
Other components of the provision for income taxes	(289)	(288)	(799)

Provision for income taxes	€(141)	€(163)	€(204)

Vivendi / 36
Unaudited Consolidated Financial Statements for the first quarter of 2006

(a)	Corresponding to approximately 25% of the expected tax savings relating to 2007 fiscal year.

Note 6.	Discontinued operations for the first quarter ended March 31, 2005 and the year ended December 31, 2005
Combination of Cegetel S.A.S. with Neuf Telecom
Following the Cegetel and Neuf Telecom combination announced on May 11, 2005 and closed on August 22, 2005, Cegetel qualified as a discontinued operation pursuant to IFRS 5. Accordingly, the net earnings and expenses of the fixed telephony activity were deconsolidated as at January 1, 2004 and were presented netted, 71.8% in earnings from discontinued operations and 28.2% in income from equity affiliates. On August 22, 2005, the capital gain realized on the divestiture of 71.8% of Cegetel S.A.S. amounted to €121 million (no tax impact) presented in earnings from discontinued operations in the statement of earnings.
Cegetel S.A.S.’s condensed statement of earnings for the periods presented was as follows:

	Quarter Ended March	Period from January 1
(In millions of euros)	31, 2005	to August 22, 2005
	90 days	234 days
Revenues	€262	€685
Earnings from operations	(35)	(94)
Earnings before interest and other financial charges and income and provision for income taxes	(35)	(94)
Interest and other financial charges and income	(2)	(6)
Earnings before provision for income taxes	(37)	(100)
Provision for income taxes	—	—
Earnings before adjustments related to the classification of 71.8% of Cegetel S.A.S. as discontinued operations	€(37)	€(100)
Income from equity affiliates (28.2% of earnings)	€(11)	€(28)
Earnings from discontinued operations (71.8% of earnings and adjustments)	€(29)	€(29	)(a)

(a)	Including the cessation of depreciation and amortization of property, plant and equipment and intangible assets, for €42 million after tax as at August 22, 2005.
Cash flows related to Cegetel S.A.S. for the periods presented were as follows:

	Quarter Ended March	Period from January 1
(In millions of euros)	31, 2005	to August 22, 2005
Net cash provided by operating activities	€(40)	€(6)
Net cash provided by (used for) investing activities	(39)	(18)
Net cash provided by (used for) financing activities	77	21
Net cash outflow related to the divestiture of the period	—	3

Change in cash and cash equivalents	€(2)	€—

Vivendi / 37
Unaudited Consolidated Financial Statements for the first quarter of 2006

Note 7.	Earnings per share for the first quarters ended March 31, 2006 and 2005 and the year ended December 31, 2005

	1st quarter ended March 31,				Year Ended December
	2006		2005		31, 2005
	Basic	Diluted	Basic	Diluted	Basic	Diluted
Earnings (in millions of euros)
Earnings from continuing operations, attributable to the equity holders of the parent	€707	€707	€512	€512	€3,109	€3,109
Earnings from discontinued operations	—	—	(29)	(29)	92	92
Earnings, attributable to equity holders of the parent	707	707	501	501	3,154	3,154
Adjusted net income, attributable to equity holders of the parent	592	592	530	530	2,078	2,078

Number of shares (in millions)	1,151.6	1,161.6	1,143.5	1,151.8	1,149.6	1,158.5

Earnings per share (in euros)
Earnings from continuing operations, attributable to the equity holders of the parent per share	€0.61	€0.61	€0.45	€0.44	€2.70	€2.68
Earnings from discontinued operations per share	€—	€—	€(0.03)	€(0.03)	€0.08	€0.08
Earnings, attributable to equity holders of the parent per share	€0.61	€0.61	€0.44	€0.43	€2.74	€2.72
Adjusted net income, attributable to equity holders of the parent per share	€0.51	€0.51	€0.46	€0.46	€1.81	€1.79
Reconciliation of earnings, attributable to equity holders of the parent and adjusted net income, attributable to equity holders of the parent for the first quarters ended March 31, 2006 and 2005:

	1st quarter ended March 31,
(In millions of euros)	2006	2005	% Change
Earnings, attributable to equity holders of the parent (a)	€707	€501	41.1%

Adjustments
Other charges from ordinary activities (a)	—	—
Other financial charges and income (a)	(97)	15
Earnings from discontinued operations (a)	—	29
Deferred tax asset related to the Consolidated Global Profit Tax System	(3)	(2)
Other adjustments on provision for income taxes	(14)	5
Minority interests in adjustments	(1)	(18)

Adjusted net income, attributable to equity holders of the parent	€592	€530	11.7%

(a)	As presented in the consolidated statement of earnings.
The number of shares used in the calculation of earnings per share was as follows:

	1st quarter ended March 31,			Year Ended
(In number of shares)	2006	2005	% Change	December 31, 2005
Weighted average number of shares outstanding over the period	1,153,561,893	1,072,631,941	7.5%	1,152,131,605
Notes mandatory redeemable for new shares of Vivendi Universal (ORA) (maturity: November 2005)	—	74,422,067		—
Treasury shares at the end of the period	(1,919,878)	(3,583,759)		(2,498,948)

Weighted average number of shares outstanding restated over the period	1,151,642,015	1,143,470,249	0.7%	1,149,632,657

Potential dilutive effect:
-Vivendi stock subscriptions plans (a)	9,922,018	8,337,770		8,893,705

Potential dilutive effect of financial instruments outstanding	9,922,018	8,337,770		8,893,705

Weighted average number of shares after potential dilutive effect	1,161,564,033	1,151,808,019	0.8%	1,158,526,362

(a)	The dilutive effect of Vivendi’s subscriptions plans was determined using the share repurchase method.
Vivendi / 38
Unaudited Consolidated Financial Statements for the first quarter of 2006

Note 8.	Goodwill as at March 31, 2006 and December 31, 2005
8.1. Goodwill as at March 31, 2006 and December 31, 2005

		December 31,
(In millions of euros)	March 31, 2006	2005
Goodwill, gross	€27,814	€27,063
Impairment losses	(13,085)	(13,267)

Goodwill	€14,729	€13,796

8.2. Changes in goodwill for the first quarter of 2006

			Changes in value of
	Goodwill as at		commitments to				Changes in foreign
	December 31,		purchase minority		Changes in scope of		currency translation	Goodwill as at
(In millions of euros)	2005	Impairment losses	interests		consolidation		adjustments and other	March 31, 2006
Universal Music Group	€4,275	€—	€—		€67	(a)	€(74)	€4,268
Vivendi Games	77	—	—		—		(1)	76
Canal+ Group	3,784	—	951	(b)	—		—	4,735
SFR	4,024	—	—		—		—	4,024
Maroc Telecom	1,636	—	—		—		(10)	1,626
Non core operations	—	—	—		—		—	—

Total	€13,796	€—	€951		€67		€(85)	€14,729

(a)	Corresponding to the purchase of 7.7% stake held by MEI in Universal Studios Holding (please refer to note 2 « Purchase of the 7.7% stake held by Matsushita Electric Industrial (MEI) in Universal Studios Holding — February 7, 2006 »).

(b)	Including €886 million for the put option granted to Lagardère on 34% of the share capital of CanalSat (please refer to note 15 « Short term borrowings and other financial liabilities »).

Note 9.	Content assets and liabilities as at March 31, 2006 and December 31, 2005
9.1. Content assets as at March 31, 2006 and December 31, 2005

	Content	Accumulated amortization	Content
March 31, 2006	assets, gross	and in pairment losses	assets
	(In millions of euros)
Music catalogs and publishing rights	€5,265	€(3,357)	€1,908
Advances to artists and repertoire owners	346	—	346
Sport rights	134	—	134
Film and television costs	3,834	(3,309)	525
Games advances	198	(150)	48

Content assets	€9,777	€(6,816)	€2,961

Deduction of current content assets	(771)	194	(577)

Non current content assets	€9,006	€(6,622)	€2,384

Vivendi / 39
Unaudited Consolidated Financial Statements for the first quarter of 2006

	Content	Accumulated amortization	Content
December 31, 2005	assets, gross	and impairment losses	assets
	(In millions of euros)
Music catalogs and publishing rights	€5,350	€(3,361)	€1,989
Advances to artists and repertoire owners	366	—	366
Sport rights	355	—	355
Film and television costs	3,697	(3,188)	509
Games advances	185	(152)	33

Content assets	€9,953	€(6,701)	€3,252

Deduction of current content assets	(983)	193	(790)

Non current content assets	€8,970	€(6,508)	€2,462

Vivendi / 40
Unaudited Consolidated Financial Statements for the first quarter of 2006

Change in the main content assets during the first quarter ended March 31, 2006 was as follows:

Quarter Ended
(In millions of euros)	March 31, 2006
Opening balance of music catalogs and publishing rights	€1,989
Amortization, net	(51)
Purchases of catalogs	—
Divestitures of catalogs	—
Changes in foreign currency translation adjustments and other	(30)

Closing balance of music catalogs and publishing rights	€1,908

Quarter Ended
(In millions of euros)	March 31, 2006
Opening balance of advances to artists and repertoire owners	€366
Payment of advances	124
Recoupment of advances, net	(140)
Changes in foreign currency translation adjustments and other	(4)

Closing balance of advances to artists and repertoire owners	€346

Quarter Ended
(In millions of euros)	March 31, 2006
Opening balance of sport rights	€355
Rights acquisition	145
Rights accrual	(135)
Consumption of broadcasting rights	(231)
Other	—

Closing balance of sport rights	€134

Quarter Ended
(In millions of euros)	March 31, 2006
Opening balance of film and television costs	€509
Acquisition of coproductions and catalogs	2
Coproductions developed internally	—
Consumption of coproductions and catalogs	(5)
Acquisition of film and television rights	152
Consumption of film and television rights	(135)
Other	2

Closing balance of film and television costs	€525

9.2. Content liabilities as at March 31, 2006 and December 31, 2005

		December 31,
(In millions of euros)	March 31, 2006	2005
Music royalties to artists and repertoire owners	€1,427	€1,514
Creative talent and employment agreements	175	196

Content liabilities	€1,602	€1,710

As at March 31, 2006, liabilities relating to sport rights and film and television rights amounted to €274 million (versus €445 million as at December 31, 2005) and €93 million (versus €63 million as at December 31, 2005) respectively.
Content liabilities are recorded in “other non-current liabilities” and in “accounts payable” in the consolidated statement of financial position depending on whether they are current or non-current.
Vivendi / 41
Unaudited Consolidated Financial Statements for the first quarter of 2006

Note 10. Property, plant, equipment and intangible assets of telecom operations

		March 31,		December
(in millions of euros)	Note	2006		31, 2005
Network equipment (a)		€2,123		€2,160
Software (b)		690		671
Licenses (b)	17	843	(c)	574
Other		424		440

Property, plant, equipment and intangible assets of telecom operations at SFR		€4,080		€3,845

	March 31,	December
(in millions of euros)	2006	31, 2005
Network equipment (a)	€865	€844
Software (b)	77	82
Licenses (b)	248	256
Other	329	343

Property, plant, equipment and intangible assets of telecom operations at Maroc Telecom	€1,519	€1,525

(a)	Principally antennas, radio and transmission equipment, switch centers and servers and hardware, recorded as “Property, plant and equipment”.

(b)	Recorded as “Other intangible assets”.

(c)	Including €278 million, gross amount, corresponding to the present value of the fixed part of the GSM license fee. This license, used by SFR, was renewed in March 2006 for a period of 15 years.
Note 11. Investments in equity affiliates as at March 31, 2006 and December 31, 2005
11.1. Equity affiliates as at March 31, 2006 and December 31, 2005

	Voting Interest		Value of Equity Affiliates
	March 31,	December 31,	March 31,	December 31,
(In millions of euros)	2006	2005	2006	2005
NBC Universal	20.0%	20.0%	€6,406	€6,419
Neuf Cegetel	28.2%	28.2%	358	363
Other	na *	na *	77	74

			€6,841	€6,856

na*:	not applicable.
11.2. Changes in value of equity affiliates during the first quarter ended March 31, 2006

	Value of Equity	Changes in			Changes in foreign	Value of Equity
	Affiliates as at	Scope of	Income from	Dividends	currency translation	Affiliates as at March
(In millions of euros)	December 31, 2005	Consolidation	Equity Affiliates	Received	adjustments and other	31, 2006
NBC Universal	€6,419	€65	€71	€(52)	€(97)	€6,406
Neuf Cegetel	363	—	(5)	—	—	358
Other	74	(2)	2	—	3	77

	€6,856	€63	€68	€(52)	€(94)	€6,841

Vivendi / 42
Unaudited Consolidated Financial Statements for the first quarter of 2006

Note 12. Financial assets as at March 31, 2006 and December 31, 2005

			December 31,
(In millions of euros)	March 31, 2006		2005
Available-for-sale securities	€1,795		€1,706
Derivative financial instruments	27		29
Other	92		91

Financial assets at fair value	1,914		1,826

Advances to equity affiliates	11		10
Cash deposits backing borrowings	61		61
Other financial receivables	344	(a)	193
Other	1,627		1,807	(b)

Financial assets at cost or at amortized cost	2,043		2,071

Financial assets	€3,957		€3,897

Deduction of short-term financial assets	(271)		(114)

Non current financial assets	€3,686		€3,783

(a)	Including a €150 million advance paid to TF1 and M6 as part of the Canal+ / TPS combination (please refer to note 17 « Contractual obligations and contingent assets and liabilities »).

(b)	Including bonds issued by Neuf Telecom for €180 million and fully reimbursed in the first quarter of 2006.
Changes in available-for-sale securities during the first quarter ended March 31, 2006

					Changes in foreign
		December 31,	Changes in	Acquisition /	currency translation
(In millions of euros)	Note	2005	value	divestiture	adjustments and other	March 31, 2006
Veolia Environnement shares (a)		€823	€163	€—	€—	€986
DuPont shares		590	(4)	—	(10)	576
Sogecable shares hedging the exchangeable bonds	14	282	(4)	(58)	—	220
Other		11	—	2	—	13

Available-for-sale securities		€1,706	€155	€(56)	€(10)	€1,795

(a)	Vivendi holds 21,523,527 Veolia Environnement shares. Vivendi also held 218,255,690 Veolia Environnement warrants allowing the acquisition of Veolia Environnement shares for €55 per share. These warrants matured unexercised in March 2006.
Note 13. Changes in net working capital during the first quarter of 2006

		Net cash
		provided by	Changes in	Changes in foreign
	As at December	operating	Scope of	currency translation		As at March 31,
(In millions of euros)	31, 2005	activities	Consolidation	adjustments and other		2006
Inventories	375	24	—	(1)		398
Trade accounts receivable and other	4,531	(535)	1	(60)		3,937

Working capital assets	€4,906	€(511)	€1	€(61)		€4,335

Trade accounts payable and other	8,737	(636)	(14)	82	(a)	8,169
Other non current liabilities	1,342	264	—	(49)		1,557

Working capital liabilities	€10,079	€(372)	€(14)	€33		€9,726

Net working capital	€(5,173)	€(139)	€15	€(94	)(b)	€(5,391)

(a)	Including dividend to be paid by Maroc Telecom to its minority shareholders for €275 million offset by the impact of the change in sport rights accrued by Canal+ Group for -€165 million (i.e. -€135 million excluding taxes).
(b)	Including €35 million in respect of changes in foreign currency translation adjustments.
Vivendi / 43
Unaudited Consolidated Financial Statements for the first quarter of 2006

Note 14.	Analysis of long-term borrowings and other financial liabilities as at March 31, 2006 and December 31, 2005

			Effective interest rate			March 31,	December 31,
(In millions of euros)	Nominal interest rate (%)		(%)	Maturity		2006	2005
Finance leases	—		—	2006-2026		340	362
Asset-backed borrowings (a)						€340	€362
Notes
€700 million notes (July 2004)	Euribor 3 months + 0.55%		2.28%	July 2007		700	700
€630 million notes (April 2005)	3.63%		3.63%	April 2010		630	630
€600 million notes (February 2005)	3.88%		3.94%	February 2012		600	600
€600 million notes (July 2005)-SFR	3.40%		3.43%	July 2012		600	600
Bonds exchangeable for Sogecable shares	1.75%		6.48%	October 2008		221	242
Other notes	—		—	—		275	275
Facilities
€1.2 billion revolving credit facility-SFR	Euribor 1 month + 0.18%		3.01%	April 2011		430	550
MAD 6 billion notes-tranche B: 4 billion	TMP BDT 5 yrs. + 1.15%		na *	December 2011		365	367
Other	—		—	—		164	169

Unsecured borrowings						€3,985	€4,133

Nominal value of borrowings						€4,325	€4,495

Cumulative effect of amortized cost and split accounting of embedded derivatives	na	*	na *	na	*	(50)	(53)

Borrowings						€4,275	€4,442

Put options granted to various third parties by Canal+Group	na	*	na *	—		36	39

Commitments to purchase minority interests						€36	€39

Embedded derivative in bonds exchangeable for Sogecable shares	na	*	na *	October 2008		41	50
Other financial derivative instruments	na	*	—	—		15	14

Other derivative instruments						€56	€64

Long-term borrowings and other financial liabilities						€4,367	€4,545

*na:	no interest accrued on other financial liabilities.
(a)	Borrowings are considered secured whenever the creditor(s) is/are backed by a pledge on the borrower and/or its guarantors’ assets.
Note 15.	Analysis of short-term borrowings and other financial liabilities as at March 31, 2006 and December 31, 2005

			March 31,	December 31,
(In millions of euros)	Nominal interest rate (%)		2006	2005
Other	—		10	1

Asset-backed borrowings (a)			€10	€1

Treasury Bills
Vivendi S.A.	Eonia + 0.05%		258	173
SFR	Eonia + 0.03%		893	957
Current portion of long-term borrowings
MAD 6 billion notes-tranche A: 2 billion	TMP BDT 52 wks. + 1.15%		183	184
Other notes	—		314	342
Other borrowings	—		52	68
Other	—		425	391

Unsecured borrowings			€2,125	€2,115

Nominal value of borrowings			€2,135	€2,116

Cumulative effect of amortized cost and split accounting of embedded derivatives	na	*	3	9

Borrowings			€2,138	€2,125

Put option granted to Lagardère on 34% of the share capital of CanalSat (b)	na	*	972	—
Put options granted to various third parties by Canal+ Group	na	*	130	69

Commitments to purchase minority interests			€1,102	€69

Other financial derivative instruments			7	21

Short-term borrowings and other financial liabilities			€3,247	€2,215

Vivendi / 44
Unaudited Consolidated Financial Statements for the first quarter of 2006 na*: no interest accrued on other financial liabilities.
(a)	Borrowings are considered secured whenever the creditor(s) is/are backed by a pledge on the borrower and/or its guarantors’ assets.
(b)	Under certain circumstances, linked to the approval of TPS and Canal+ combination by antitrust authorities and to Lagardère’s specific assets, Lagardère has the right to exit from CanalSat by selling before December 31, 2006 its entire stake to Vivendi / Canal+ Group for €985 million (including €126 million for its pro-rata share of cash), corresponding to a present value of €972 million. Please refer to note 17 « Contractual obligations and contingent assets and liabilities ».
Vivendi / 45
Unaudited Consolidated Financial Statements for the first quarter of 2006

Note 16. Adjustments of the Consolidated statements of cash flows for the first quarters ended March 31, 2006 and 2005 and the year ended December 31, 2005

		1st quarter ended March 31,		Year Ended
(In millions of euros)	Note	2006	2005	December 31, 2005
Items related to operating activities
Non cash items
Depreciation and amortization, net
-content assets		€62	€55	€241
-other intangible assets		96	88	414
-property, plant and equipment		226	231	870
-other		(23)	(40)	(165)
Impairment losses		—	—	170
Income from equity affiliates (a)	11	(68)	(62)	(326)
Other non cash items from earnings before interest and provision for income taxes		(19)	25	(42)
Interest and other financial charges and income (a)	4	(48)	59	(401)
Provision for income taxes (a)	5	141	163	204
Earnings from discontinued operations (a)	6	—	29	(92)
Items related to investing and financing activities
Proceeds from sales of property, plant, equipment and intangible assets (b)		—	—	3

Adjustments		€367	€548	€876

(a)	As presented in the consolidated statement of earnings.

(b)	Included in other income from ordinary activities as presented in the consolidated statement of earnings.
Note 17. Contractual obligations and contingent assets and liabilities
Vivendi’s contractual obligations and contingent assets and liabilities include:
•	Contracts related to operations such as content commitments, contractual obligations and commercial commitments recorded in the statement of financial position, including finance leases, off balance sheet operating leases and subleases and off balance sheet commercial commitments, such as long-term service contracts and purchase or investment commitments,

•	Commitments related to investments or divestitures such as share purchase or sale commitments, contingent assets and liabilities subsequent to given or received commitments related to the divestiture or acquisition of shares, commitments resulting from shareholders’ agreements and collateral and pledges granted to third parties over Vivendi’s assets,

•	Contingent assets and liabilities linked to litigations in which Vivendi is either plaintiff or defendant (please refer to Note 18 “Litigations”).
Contractual obligations and contingent assets and liabilities are detailed in Note 29 “Contractual obligations and contingent assets and liabilities“ to the audited consolidated financial statements of Vivendi for the year ended December 31, 2005, as published in the 2005 “Document de Référence” (annual report) that was registered under number D.06-178 with the “Autorité des marchés financiers” (AMF) on March 28, 2006. The main commitments contracted since then and their impacts on the consolidated financial statements are described hereunder.
Vivendi / 46
Unaudited Consolidated Financial Statements for the first quarter of 2006

17.1. Commitments related to the divestiture or acquisition of assets
•	Canal+ and TPS combination agreement and Lagardère draft agreement
Vivendi, TF1 and M6 signed on January 6, 2006, a combination agreement of Canal+ and TPS in a new group temporarily named “Canal+ France”. On February 17, 2006, Lagardère, Vivendi and Canal+ Group announced a draft agreement according to which Lagardère would become a shareholder of Canal+France. Lagardère would acquire a 20% stake by transferring its 34% shareholding in CanalSat and by paying €525 million in cash. The terms of this combination, subject to the approval of French antitrust authorities and to consultations with the Conseil supérieur de l’audiovisuel (the French Broadcasting Authority) are detailed in Note 32 “Subsequent events” to the audited consolidated financial statements of Vivendi for the year ended December 31, 2005, as published in the 2005 “Document de Référence” (annual report) that was registered under number D.06-178 with the “Autorité des marchés financiers” (AMF) on March 28, 2006. These transactions could occur before December 31, 2006.
In connection with these agreements, Vivendi has obtained shareholders’ rights which enable it to exclusively control Canal+ France (as well as pre-emption rights, priority rights, etc.). In addition, Vivendi and Canal+ Group entered into several commitments with Lagardère, TF1 and M6, which are described hereunder.
(a) Commitment to purchase Lagardère’s stake in CanalSat:
o	Under certain circumstances, strictly defined and linked to the approval of Canal+ and TPS combination by antitrust authorities and to Lagardère’s specific assets, Lagardère has the right to sell before December 31, 2006 its entire stake to Vivendi / Canal+ Group for €985 million (including €126 million for its pro-rata share of cash). This commitment to purchase minority interests was recorded at its present value in the statement of financial position as “borrowing and other financial liabilities”. As at March 31, 2006, the financial liability amounted to €972 million. Please refer to note 15 “Short term borrowings and other financial liabilities”.
(b) Call and put options subject to the completion of the Canal+ and TPS combination
o	As of the transaction completion date, TF1 and M6 will benefit from a put option granted by Vivendi on their 15% stake in Canal+ France, exercisable after 3 years. The price of this option will be based on the market value, as determined by a third-party valuation expert, with a minimum guarantee of €1,130 million for 15% of the capital of Canal+ France, that is €7.5 billion for 100%. As of the transaction completion date, this commitment to purchase minority interests will be recorded at present value in the statement of financial position as “borrowing and other financial liabilities”.

o	As of the transaction completion date, Lagardère will have the benefit of a call option granted by Vivendi / Canal+ Group on a further 14% of the capital of Canal+ France, exercisable after 33 months. At that time, the exercise price of this off balance sheet commitment will be equal to market value and a minimum amount of €1,055 million corresponding to a valuation of €7.5 billion for 100% of Canal+ France.
(c) Contingent liabilities related to the non occurrence of the TPS / Canal+ combination
o	If Vivendi decides that there is finally no combination agreement, Vivendi will compensate TF1 and M6 for an amount of €100 million.

o	Under certain circumstances strictly defined and related to the conditions of the approval of antitrust authorities, Vivendi could acquire TF1’s and M6’s stake in TPS for €900 million plus interests (including the advance of €150 million paid in January 2006 and recorded as a current financial asset).
•	Purchase of the 7.7% stake held by Matsushita Electric Industrial Co, Ltd (MEI) in Universal Studios Holding Corp
Under the terms of the purchase of the 7.7% stake held by Matsushita Electric Industrial Co, Ltd (MEI) in Universal Studios Holding Corp I on February 7, 2006, if
Vivendi / 47
Unaudited Consolidated Financial Statements for the first quarter of 2006

Vivendi were to sell any of its NBCU interests, Vivendi agreed to pay MEI a pro-rata share of the proceeds exceeding $7 billion, as follows: if the divestiture of NBCU shares occurs in 2006, Vivendi shall pay to MEI 100% of its share (i.e. 7.659%) in the sale proceeds exceeding $7 billion; this share shall be reduced to 66.66% if the divestiture occurs in 2007 and then 33.33% if it occurs in 2008.
17.2. Specific commitments relating to operations
•	SFR’s GSM License
In March 2006, the French Government authorized SFR to keep on using its GSM license during the next 15 years (between April 1st, 2006 and March 31st, 2021), against a yearly payment divided in a fixed part of €25 million (capitalized over the period for its present value of €278 million) and a variable part equal to 1% of the yearly revenues generated by the 2G technology. This variable part cannot be calculated with enough precision to be capitalized and is therefore recorded as an off balance sheet commitment.
Note 18. Litigations
Vivendi is subject to various litigations, arbitrations or administrative proceedings in the normal course of its business.
Some litigations in which Vivendi or subsidiaries are defendants are described in the audited consolidated financial statements of Vivendi for the year ended December 31, 2005, as published in the 2005 “Document de Référence” (annual report) that was registered under number D.06-178 with the “Autorité des marchés financiers” (AMF) on March 28, 2006. The following paragraphs update those disclosures through as at May 16, 2006.
To the Company’s knowledge, there are no legal or arbitration proceedings or any facts of an exceptional nature which may have or have had in the recent past a significant effect on the Company and on its group’s financial position, profit, business and property.
Securities class action in the United States
Since July 18, 2002, sixteen claims have been filed against Vivendi Universal, Jean-Marie Messier and Guillaume Hannezo in the United States District Court for the Southern District of New York and in the United States District Court for the Central District of California. On September 30, 2002 the New York Court decided to consolidate these claims in a single action under its jurisdiction entitled In re Vivendi Universal S.A. Securities Litigation.
The plaintiffs allege that, between October 30, 2000 and August 14, 2002, the defendants violated certain provisions of the US Securities Act of 1933 and US Securities Exchange Act of 1934. On January 7, 2003, they filed a consolidated class action suit that may benefit potential groups of shareholders. Damages of unspecified amount are claimed. Vivendi universal contests these allegations.
The proceedings are currently in the stage of discovery in which the plaintiffs have to prove a violation that caused a loss to the shareholders. The judge extended this stage until November 30th, 2006.
In parallel with these proceedings, the procedure for certification of the potential claimants as a class with standing to act on behalf of all shareholders (“class certification”) is ongoing.
The judgment on the class certification is expected in the course of 2006.
DuPont tax litigation
Vivendi / 48
Unaudited Consolidated Financial Statements for the first quarter of 2006

Seagram, then Vivendi Universal as successor to Seagram’s rights, had been in discussion with the US Internal Revenue Service (IRS) since 1998 when, on August 21, 2003, Vivendi Universal received notice from the IRS challenging the tax treatment submitted by Seagram in its Form 10-K in the context of the redemption by DuPont in April 1995 of 156 million of its own shares held by Seagram.
The IRS also notified Vivendi that it intended to challenge approximately $1.3 million in deductions taken by Seagram during the same tax year relating to insurance premium expenses, a challenge that it has now withdrawn. In total, the IRS is currently claiming additional tax of approximately $1.5 billion, plus interest.
On October 31, 2003, Vivendi Universal has contested the IRS’s claim in U.S. Tax Court. After completing informal discovery, Vivendi Universal filed a motion for partial summary judgment on February 14, 2006, seeking an order from the Tax Court confirming that Vivendi Universal properly reported its tax liability resulting from the DuPont redemption transaction and that no further taxes are currently owed by Vivendi Universal. The IRS must file its response to that motion for partial summary judgment by no later than May 16, 2006, and oral argument on that motion is scheduled for June 7, 2006.
Vivendi Universal continues to believe that the tax treatment adopted in 1995 is fully compliant with US tax laws at the time. While the outcome of any controversy cannot be predicted with complete certainty, Vivendi Universal considers that this dispute with the IRS, if decided against Vivendi Universal, would not have a significant effect on its overall financial situation. Furthermore, Vivendi Universal considers that it has made the appropriate provisions in its accounts regarding this litigation.
French Competition Council — mobile telephone market
On December 1, 2005, the French Competition Council issued an order against French mobile telephone operators in respect of the operation of the mobile telephone market, principally during the period 2000-2002. The resulting fine paid by SFR, which amounted to €220 million, has been entered in the accounts as an expense and was paid during the 2005 fiscal year. However, SFR considers the fine to be unjustified and unrelated to the facts of the case, and it has therefore appealed the order. On February 9, 2006, SFR filed its appeal memorandum. Hearings before the Court of Appeal is scheduled on September 12, 2006. SFR is involved in contentious proceedings brought by customers and consumer associations connected with this order, but since it is challenging the order and is not in a position to determine the potential impact of the outcome of these proceedings, has not made any provision in its accounts in this respect.
Furthermore, SFR is involved in other contentious proceedings commenced in relation to competition law, frequently in common with other telephone operators. To the extent SFR is not in a position to determine the potential impact of the outcome of these proceedings, it has not made any provision in its accounts in this respect.
Vivendi / 49
Unaudited Consolidated Financial Statements for the first quarter of 2006

Elektrim Telekomunikacja
Since the purchase on December 12, 2005 of the 2% of the companies Elektrim Telekomunikajca Sp. Z.o.o (Telco) and Carcom Warszawa (Carcom) held by Ymer, Vivendi Universal is a 51% shareholder in Telco and Carcom, companies organized and existing under the laws of Poland which own, either directly or indirectly 51% of the capital of Polska Telefonica Cyfrowa (PTC), the primary mobile telephone operator in Poland. These shareholdings are the subject of several litigations the most important of which are described below.
Arbitral Award Rendered in Vienna on 26 November 2004 (the “Vienna Award”)
In December 2000, Deutsche Telekom (DT) initiated arbitration proceedings in Vienna against Elektrim and Telco in order to challenge the validity of the contribution of 48% of the capital of PTC made in 1999 by Elektrim to Telco.
In the Award notified to the parties on 13 December 2004, it was ruled that:
- The Telco transfer is ineffective and the PTC shares which were the subject of this transfer remained Elektrim’s property at all material times;
- The transfer of the PTC shares to Telco by Elektrim does not as such qualify as a Material Breach under Article 16.1 of the Shareholders Agreement but it would do so in case Elektrim would not recover the shares from Telco within two months as the latest from the notification of the award;
- DT’s Economic Impairment Claim is dismissed;
- It has no jurisdiction over Telco and DT’s claims against Telco cannot be entertained in this Arbitration;
The arbitral tribunal having ruled that it had no jurisdiction with respect to Telco, Vivendi Universal considers that the Vienna Award is not binding over Telco and does not affect Telco’s ownership rights with respect to the PTC shares.
On August 3, 2005, the Vienna arbitral tribunal rendered its final award with respect to costs, thereby concluding these proceedings. Telco was not submitted to any costs and was granted reimbursement of its costs.
On December 20, 2005, the commercial tribunal of Vienna partly void the award (refer below).
Exequatur Proceedings of the Vienna Award before Polish Courts
On February 2, 2005, Elektrim and DT obtained a partial exequatur of the Vienna Award, the Warsaw Court (Regional Court – Civil Division) having recognized only the first three points of the award’s provisions. In 2005, Telco appealed this partial exequatur decision for having violated the terms of the New York Convention of June 10, 1958 on the recognition and execution of foreign arbitral awards and its right to a fair hearing. On February 23, 2005, the General Prosecutor of Warsaw also lodged an appeal against this decision. On March 29, 2006 the Appeal Court of Warsaw confirmed the partial exequatur obtained on February 2, 2005.
Declaratory Proceedings before the Polish Courts
Following the Vienna Award, in December 2004, Telco initiated proceedings on the merits with the intention of obtaining a declaratory judgment confirming that it is the rightful owner of the PTC shares. At Telco’s request, the Warsaw Court (Regional Court – Commercial Division), by a protective injunction dated December 30, 2004, prohibited any changes to the shareholders’ registry kept by PTC in which Telco is registered. DT and Elektrim have appealed this injunction.
Proceedings before the Trade and Companies Registry of Warsaw
On February 25, 2005, despite the injunction of December 30, 2004, the Warsaw court responsible for the Trade and Companies Registry (KRS), registered Elektrim on the
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said Registry as a shareholder of PTC in place of Telco, on the basis of a list of PTC’s shareholders and deliberations of the company governing bodies prepared and provided by DT and Elektrim under circumstances which Telco and PTC consider to constitute fraud. Telco appealed this registration decision and lodged a complaint with the Warsaw Prosecutor.
On August 26, 2005, the Warsaw Court of Appeal quashed the decision of February 25, 2005. Consequently, on November 15, the Trade and Companies Registry re-registered Telco as a shareholder of PTC and its representatives as members of the Management Board of PTC. However, the current management of PTC, appointed by DT and Elektrim, is still, to date, refusing the Telco representatives access to PTC’s premises.
As a result of the decision of March 29, 2006 of the Warsaw Court of Appeal (confirming the partial recognition of the Vienna award), Elektrim has filed a new request before the court in charge of the KRS in order to be re-registered as a PTC shareholder.
Proceedings concerning the “Mega” operation before Polish Courts
In October 2005, following searches of the Trade and Companies Registry, Telco discovered that Elektrim had, on January 31, 2005, supposedly contributed the 48% of the PTC capital which belonged to Telco to one of its subsidiaries, the company Mega, at a value which was considerably less than their market value. The searches carried out by Telco have also shown that on June 15, 2005 Elektrim pledged the shares it held in Mega’s capital to the company PAI Media, as guarantee for a loan of 90 million euros granted by PAI Media to ZE PAK another Elektrim subsidiary. Telco has initiated all the proceedings in Poland which are necessary to have invalidated these fictive transactions which relate to its shareholding in PTC. Civil liability proceedings against the directors of Mega, PAI Media and Elektrim have also been initiated. In addition, Telco has lodged a complaint with the Warsaw Prosecutor.
Proceedings for the annulment of the Vienna Award before the Austrian Courts
On December 20, 2005, the Vienna Commercial Court annulled at Telco’s request the first sub-paragraph of the Vienna award which deemed that the contribution of the PTC shares made by Elektrim to Telco in 1999 had been ineffective and that the PTC shares which are the subject of the said transfer had never left Elektrim’s ownership. All the other rulings of the Vienna Award were left unchanged, including the ruling which referred to the absence of jurisdiction of the arbitral tribunal with respect to Telco. The Vienna Commercial Court in particular considered that the arbitral tribunal, after having declared non-jurisdiction with respect to Telco, had contradicted itself by rendering a decision which was likely to affect Telco’s rights. On February 3, 2006, DT and Elektrim have appealed this decision. A hearing before the Vienna Appeal Court has been scheduled for July 11, 2006.
Vivendi Universal’s case against the Polish State
On February 28, 2005, Vivendi Universal has, in the context of the amicable recovery proceedings provided in the treaty, commenced proceedings to seek the Republic of Poland to comply with its commitments in terms of the protection and fair treatment of investors pursuant to the “Agreement between the Government of the Republic of France and the Government of the Republic of Poland on the reciprocal encouragement and protection of investments” signed on February 14, 1989.
Arbitration Proceedings before the London Court of International Arbitration (LCIA)
On August 22, 2003, Vivendi Universal and Vivendi Telecom International S.A. (VTI) lodged an arbitration claim with an arbitration court under the auspices of the London Court of International Arbitration (LCI) against Elektrim, Telco and Carcom Warszawa. This request for arbitration takes place in relation with the Third Amended and Restated Investment Agreement of September 3, 2001 entered into by and among Elektrim, Telco, Carcom, Vivendi Universal and VTI. The purpose of this Agreement, amongst other things, is to govern relations between Vivendi Universal and Elektrim within Telco. The initial subject matter of the dispute related to the entry into force of certain provisions of this agreement, but has been extended since then by
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Elektrim to its global validity. Vivendi Universal additionally requested the LCIA to rule on Elektrim’s contractual liability resulting from its breach of this agreement.
On March 24, 2005, the LCIA took preventive action against Elektrim prohibiting it from transferring the PTC shares and enjoining it to exercise all the rights attached to the shareholding in PTC in accordance with Telco’s instructions. The interim measure was confirmed on April 28, 2005. From the 23rd to the 27th January 2006, hearings took place in London as to the validity of this agreement.
Proceedings before the Polish Competition and Consumer Protection Office
On April 7, 2005, the Polish Competition and Consumer Protection Office opened an enquiry in order to determine whether Vivendi Universal controlled Ymer (owner of 2% of Telco’s capital until December 2005) and whether it consequently violated the provisions of the national law of December 15, 2000 on the protection of competition by omitting to declare its taking control of Telco.
Proceedings against DT before the Paris Commercial Court
In April 2005, Vivendi summoned DT before the Paris Commercial Court for criminal responsibility for having wrongfully terminated negotiations. In September 2004, DT ended, without prior notice and without justifying it by legitimate reasons, tripartite negotiations with Elektrim which had begun one year earlier in relation to the transfer of 51% of PTC to DT. Vivendi Universal considers that this abrupt withdrawal was motivated by DT’s wish to appropriate the PTC shareholding at a lower cost by maneuvers which Vivendi Universal considers to be illegal. Vivendi Universal is claiming compensation from DT which is today estimated at 2.2 billion euros, corresponding to the harm suffered as a result of DT’s behaviour.
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Arbitral proceedings under the aegis of the International Chamber of Commerce of Geneva (Switzerland).
Intensive discussions took place in February and March 2006 between Vivendi Universal, Elektrim and Deutsche Telekom as a result of which the parties agreed to settle all pending litigation on the ownership of the PTC shares and to put in place a new joint-venture within PTC between Vivendi and DT. This agreement could not be implemented because DT, after the announcement of the decision of the Warsaw Court of Appeal of March 29, 2006 in Geneva, abruptly decided not to sign the relevant documents. Vivendi believes that the agreement, subject to Swiss law, has been validly concluded by the parties, and has therefore initiated, on April 13, 2006, an arbitration proceedings in Geneva under the aegis of the International Chamber of Commerce against DT and Elektrim to enforce its rights thereunder.
Note 19. Subsequent events
The main events which occurred since March 31, 2006 were as follows:
19.1. Resolutions adopted during the General Shareholders’ Meeting of April 20, 2006
The General Shareholders’ Meeting of April 20, 2006 approved the distribution of a dividend of €1.00 per share for the year ended December 31, 2005. This dividend, corresponding to a total of €1,147.4 million, was paid as from May 4, 2006.
19.2.	Amendment of the deposit agreement for American Depository Receipts (ADRs) to delist from the New York Stock Exchange (NYSE)
Vivendi has received irrevocable consents from owners of the company’s ADRs, representing a large majority of American Depository Shares (ADSs) to amend its ADR deposit agreement, allowing the company to move to terminated the deposit agreement and delist from the NYSE. Owners of ADRs who gave their approval by April 14, 2006 received the consent payment of US $0.10 per ADS.
19.3.	Canal+ Group’s draft agreement for the divestiture of soccer club Paris Saint-Germain
In April 2006, Canal+ Group announced a draft agreement for the divestiture of soccer club Paris Saint-Germain to Colony Capital, Butler Capital Partners and Morgan Stanley. This agreement is subject to the consulting of the relevant labor relations committees.
19.4.	Increase of SFR’s stake in Neuf Telecom
In May 2006, after using its pre-emption right, SFR increased its stake in Neuf Telecom from 28.2 % to 34.9 % through the acquisition of part of the stake held by Telecom Italia and the one held by a financial investor.
19.5.	Rejection of Shareholder’s Dismantling Approach
In May, 2006, Vivendi’s Supervisory Board and Management Board studied the cooperation request presented by a shareholder, Sebastian Holdings, aiming to dismantle the group. Unanimously, the Supervisory Board and the Management Board rejected this alternative. It is based on economic and legal hypotheses that are unrealistic.
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The Supervisory Board and Management Board have decided to further pursue the group’s strategy, one which is the best positioned to create value for Vivendi’s shareholders.
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